Form 20-F
period 2005-12-31
HOLMES FUNDING LTD; HOLMES TRUSTEES LTD; HOLMES FINANCING NO 4 PLC
filed 2006-06-27
CIK 1118916, 1118921, 1141798

Back to Contents

As filed with the Securities and Exchange Commission on June 27, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from N/A to N/A
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 333-13576
Holmes Financing (No. 4) PLC	Holmes Funding Limited	Holmes Trustees Limited
(Exact name of Registrant as Specified in its Charter)
United Kingdom	United Kingdom	United Kingdom
(Jurisdiction of Incorporation or Organization)
Abbey National House	Abbey National House	Abbey National House
2 Triton Square	2 Triton Square	2 Triton Square
Regent’s Place	Regent’s Place	Regent’s Place
London NW1 3AN	London NW1 3AN	London NW1 3AN
United Kingdom	United Kingdom	United Kingdom
(011-44-20) 7756 6302/5	(011-44-20) 7756 6302/5	(011-44-20) 7756 6302/5
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class	Name of each exchange on which registered
$410,000,000 Series 3 Class A2 Asset Backed Floating Rate Notes (1)	None
$34,500,000 Series 3 Class B Asset Backed Floating Rate Notes (1)	None
$49,500,000 Series 3 Class C Asset Backed Floating Rate Notes (1)	None
£300,000,000 Series 3A2 Term AAA Advance (2)	None
£25,000,000 Series 3 Term AA Advance (2)	None
£36,000,000 Series 3 Term BBB Advance (2)	None
Funding Interest in the Mortgages Trust (3)	None
(1)	Holmes Financing (No. 4) PLC is the registrant for the Series 3 Issuer Notes.
(2)	Holmes Funding Limited is the registrant for the Term Advances, and has issued those term advances to Holmes Financing (No.4) PLC. The Term Advances are the primary source of payments on the Series 3 Issuer Notes.
(3)	Holmes Trustees Limited is the registrant for the Funding Interest in the Mortgages Trust and is holding the Funding Interest on behalf of Holmes Funding Limited.

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   No

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes   No

Back to Contents

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   No

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer      Accelerated filer      Non-accelerated filer

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17       Item 18      Financial statements attached as Exhibits

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  No

Back to Contents

Back to Contents

PRESENTATION OF INFORMATION

     This Annual Report on Form 20-F relates to Holmes Financing (No. 4) PLC (the “Issuer”) and the following securities (the “Issuer Notes”), which were issued pursuant to a trust deed dated July 5, 2001 (the “Issuer Trust Deed”), between the Issuer and The Chase Manhattan Bank, London Branch, as note trustee (the “Note Trustee”):

•	$410,000,000 Series 3 Class A2 Asset Backed Floating Rate Notes Due July 2040
•	$34,500,000 Series 3 Class B Asset Backed Floating Rate Notes Due July 2040
•	$49,500,000 Series 3 Class C Asset Backed Floating Rate Notes Due July 2040

     This Annual Report on Form 20-F also relates to the following advances made pursuant to the loan confirmation intercompany loan agreement dated July 5, 2001 (the “Intercompany Loan Agreement”), between the Issuer, Holmes Funding Limited (“Funding”), and The Chase Manhattan Bank, London Branch, as security trustee and agent bank:

•	£300,000,000 Series 3A2 Term AAA Advance
•	£25,000,000 Series 3 Term AA Advance
•	£36,000,000 Series 3 Term BBB Advance

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

     Capitalized terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement on Form S-11 relating to the securities (file number 333-13576).

     The information required for some items in Form 20-F is not applicable to the Issuer, Funding or Trustees. As used in this Annual Report filed on Form 20-F, “not applicable” or “Not Applicable” means that the response to the referenced item is omitted in reliance on the procedures outlined in numerous no-action letters issued by the staff of the U.S. Securities and Exchange Commission with respect to issuers of substantially similar asset-backed securities that file annual reports on Form 10-K, or that the referenced item is otherwise not applicable.

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

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Each of the Issuer, Funding and Trustees incorporates by reference its periodic filings on Form 6 K, which contain all financial information relating to the securities relevant to the holders of the Issuer Notes.

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

Item 3. Key Information

A. Selected Financial Information

Each of the Issuer, Funding and Trustees incorporates by reference and attaches hereto as exhibits the following reports, filed on Form 6-K, which include all financial information relating to the securities that is relevant to holders of the Issuer Notes:

•	Periodic Report for the period from December 9, 2004 to January 10, 2005.

•	Periodic Report for the period from January 11, 2005 to February 8, 2005.

•	Periodic Report for the period from February 9, 2005 to March 8, 2005.

•	Periodic Report for the period from March 9, 2005 to April 8, 2005.

•	Periodic Report for the period from April 9, 2005 to May 9, 2005.

•	Periodic Report for the period from May 10, 2005 to June 8, 2005.

•	Periodic Report for the period from June 9, 2005 to July 8, 2005.

•	Periodic Report for the period from July 9, 2005 to August 8, 2005.

•	Periodic Report for the period from August 9, 2005 to September 9, 2005.

•	Periodic Report for the period from September 10, 2005 to October 10, 2005.

•	Periodic Report for the period from October 11, 2005 to November 8, 2005.

•	Periodic Report for the period from November 9, 2005 to December 8, 2005.

•	Periodic Report for the period from December 9, 2005 to January 9, 2006.

•	Profit and Loss Accounts and Balance Sheets for the period ended January 18, 2005.

•	Profit and Loss Accounts and Balance Sheets for the period ended April 15, 2005.

•	Profit and Loss Accounts and Balance Sheets for the period ended July 15, 2005.

•	Profit and Loss Accounts and Balance Sheets for the period ended October 17, 2005.

Back to Contents

The following document is also incorporated by reference from reports filed on Form 6-K:

•	Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2006.

The following documents are filed as exhibits to this Annual Report on Form 20-F:

•	Report and Accounts for Holmes Financing (No. 4) PLC for the year ended December 31, 2005.

•	Report and Accounts for Holmes Funding Limited for the year ended December 31, 2005.

•	Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2005.

      B. Capitalization and Indebtedness

      Not applicable to annual reports on Form 20-F.

      C. Reasons for the Offer and Use of Proceeds

      Not applicable to annual reports on Form 20-F.

      D. Risk Factors

The Issuer Notes do not represent an obligation and are not the responsibility of any person other than the Issuer

      The Issuer Notes do not represent an obligation and are not the responsibility of any of Abbey National plc or any of its affiliates, Salomon Smith Barney Inc., Credit Suisse First Boston Corporation, the other underwriters or any of their respective affiliates, Citibank, N.A., the other issuers, Trustees, the Note Trustee or any other party to the transaction other than the Issuer.

The Issuer has a limited set of resources available to it to make payments on the Issuer Notes

      The Issuer’s ability to make payments of principal and interest on the Issuer Notes and to pay its operating and administrative expenses will depend primarily on the funds being received under the issuer intercompany loan. In addition, the Issuer will rely on the issuer dollar currency swaps and the issuer Swiss franc currency swaps to hedge the currency exposure with respect to the Issuer Notes.

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

      Funding’s ability to pay amounts due on the issuer term advances will depend upon:

Back to Contents

•	Funding receiving enough funds from the Funding share percentage of the revenue and principal receipts on the loans included in the mortgages trust on or before each interest payment date;

•	Funding receiving the required funds from the Funding swap provider;

•	the amount of funds credited to the reserve funds; and

•	the allocation of funds between the other term advances, the issuer term advances and any new term advances.

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

      Funding will be obliged to pay revenue receipts due to the Issuer under the issuer intercompany loan only to the extent that it has revenue receipts left over after making payments ranking in priority to the Issuer, such as payments of certain fees and expenses of Funding and payments on certain higher ranking term advances under the other intercompany loans.

      Funding will be obliged to pay principal receipts due to the Issuer under the issuer intercompany loan only to the extent that it has principal receipts available for that purpose after repaying amounts ranking in priority to the Issuer (including repaying certain higher ranking term advances under the other intercompany loans).

      If there is a shortfall between the amounts payable by Funding to the Issuer under the Intercompany Loan Agreement and the amounts payable by the Issuer on the Issuer Notes, noteholders may, depending on what other sources of funds are available to the Issuer and to Funding, not receive the full amount of interest and/or principal which would otherwise be due and payable on the Issuer Notes.

Failure by Funding to meet its obligations under the Intercompany Loan Agreement would adversely affect payments on the Issuer Notes

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

      If there is a shortfall between the amount available to pay such interest and/or principal and the amount required to pay all outstanding interest and/or principal on the term AA advances and the term

Back to Contents

BBB advances, then the shortfall will be deemed to be not due and payable under the Intercompany Loan Agreement and the Issuer will not have any claim against Funding for the shortfall.

      If there is such a shortfall in interest and/or principal payments under the Intercompany Loan Agreement, noteholders may not receive the full amount of interest and/or principal which would otherwise be due and payable on the class B Issuer Notes or the class C Issuer Notes outstanding.

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

There is no assurance that the subordination rules will protect the holders of class A Issuer notes or the holders of class B Issuer Notes from all risk of loss

      The transaction has been structured in the expectation that each lower numbered series of Issuer Notes will be redeemed before a higher numbered series of Issuer Notes.

      However, there is no assurance that any lower numbered series of Issuer Notes will be redeemed before a higher numbered series of Issuer Notes. Redemption of the Issuer Notes is ultimately dependent on, among other things, repayment and redemptions on the loans and on the term advance rating of the issuer term advances. Further, if on any interest payment date, amounts are due and payable in respect of an earlier alphabetised class of Issuer Notes of any series and amounts are payable in respect of one or more later alphabetised class of Issuer Notes of any series, then payments of principal will be made on the earlier alphabetised class of Issuer Notes in priority to payments of principal on the later alphabetised class or classes of Issuer Notes. See Subordination of other note classes may not protect noteholders from all risk of loss.”

Holdings may establish another company, Funding 2, which may become an additional beneficiary under the mortgages trust

      Holdings may establish a new entity, Funding 2, which may issue new notes from time to time and use the proceeds to make a payment to the seller to acquire an interest in the trust property rather than lending the proceeds to Funding, subject to the agreement of the seller and Funding, as existing beneficiaries of the mortgages trust. If Funding 2 becomes a beneficiary of the mortgages trust then the percentage shares of Funding and the seller in the trust property may decrease. The introduction of Funding 2 will not cause a reduction in the principal amount of assets backing the Issuer Notes. The security trustee will only be entitled to consent to any modifications to the transaction documents caused by the introduction of Funding 2, if it is satisfied that such modifications would not adversely affect the then current ratings of the notes.

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

Back to Contents

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

Back to Contents

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

Funding has entered into other intercompany loan agreements with other issuers, and certain of the term advances in those other intercompany loans rank ahead of certain of the issuer term advances in the issuer intercompany loan as to payment, and accordingly some of the Issuer Notes issued by the other issuers rank ahead of certain of the Issuer Notes as to payment

      The other issuers issued notes to investors, the proceeds of which were used by the other issuers to make other intercompany loans to Funding. Funding used the proceeds of the intercompany loan from the Issuer to pay the seller for loans and their related security assigned to Trustees which comprised its original share of the trust property. Funding used the proceeds of the other intercompany loans from certain other Holmes Financing issuers to pay the seller for the acquisition of additional parts of the seller’s share of the trust property (resulting in a corresponding decrease in the seller’s share of the trust property) and from certain other Holmes Financing issuers to pay the seller for loans and their related security assigned to Trustees which constituted an addition to Funding’s already existing share of the trust property.

      The order in which Funding pays principal and interest to the Issuer on the issuer term advances and to the other issuers on the term advances depends primarily on the designated ratings of those term advances. In general, term advances with the highest term advance rating will be paid ahead of lower rated term advances subject to their relative scheduled repayment dates. For example, Funding will pay interest due on the issuer term AAA advances proportionally and equally with the interest due on any previous term AAA advances and ahead of payments of interest due on any term advance with a lower term advance rating than AAA (including, for the avoidance of doubt, any term AA advance or term BBB advance). Similarly, Funding will, in general, repay principal amounts due on the issuer term advances and the term advances in accordance with their respective term advance ratings. For example, principal repayments due on an issuer term AAA advance generally will be made before principal repayments due on a previous term AA advance. This principle is subject to a number of exceptions, however, which are designed primarily to provide some protection that scheduled repayments of principal on the issuer term advances will not materially affect payments of principal on the previous term advances and on new term advances and in turn would not be materially affected by payments of principal on the previous term advances and any new term advances.

      The term advance ratings designated to the term advances on the previous closing dates will not change even if the ratings assigned to the corresponding classes of other notes change.

      The current payment and security priorities of the Issuer Notes relative to each other as set out in the Issuer deed of charge and the Issuer cash management agreement are not affected as a result of the issues of previous notes by the other issuers, because the other issues were separately documented. However, Funding may be required to repay to the other issuers amounts which are owing under one or more other term advances ahead of or in the same order of priority as amounts owing to the Issuer on the issuer term advances, depending on the term advance rating, the scheduled repayment date of that other term advance and other rules regarding the repayment of principal by Funding.

Back to Contents

New issuers and new start-up loan providers will share in the same security granted by Funding to the Issuer, and this may adversely affect payments on the Issuer Notes

      If Funding enters into a new intercompany loan agreement, then if required it will also enter into a new start-up loan agreement with a new start-up loan provider and the security trustee. If Funding is required by the rating agencies, Funding may use part of the proceeds of the new start-up loan to further fund one or more of the existing reserve funds.

      Any new issuer and any new start-up loan provider will become party to the Funding deed of charge and will be entitled to share in the security granted by Funding for its benefit (and the benefit of the other Funding secured creditors) under the Funding deed of charge. In addition, the liabilities owed to the Funding liquidity facility provider and the Funding swap provider which are secured by the Funding deed of charge may increase each time that Funding enters into a new intercompany loan agreement. This could ultimately cause a reduction in the payments noteholders receive on their Issuer Notes.

The other issuers, the Funding swap provider and the other start-up loan providers already share in the security granted by Funding to the Issuer, which may adversely affect payments on the Issuer Notes

      Funding has entered into the other intercompany loan agreements and it also entered into eight start up loan agreements with the start-up loan provider and the security trustee. Funding used part of the proceeds of these start-up loans to fund the first reserve fund.

      The other issuers and the start-up loan provider are parties to the Funding deed of charge and are entitled to share in the security granted by Funding for the benefit of the Funding secured creditors (including the Issuer). In addition, the liabilities owed to the Funding liquidity facility provider and the Funding swap provider which are secured by the Funding deed of charge may increase each time that Funding enters into a new intercompany loan agreement. These factors could ultimately cause a reduction in the payments noteholders receive on their Issuer Notes.

There may be conflicts between the Issuer, the other issuers and any new issuers, and the Issuer’s interests may not prevail which may adversely affect payments on the Issuer Notes

      The security trustee will exercise its rights under the Funding deed of charge only in accordance with directions given by the issuers (which could be one or more of the Issuer, the other issuers and, if Funding enters into new intercompany loans, any new issuer) that have the highest-ranking outstanding term advances, provided that the security trustee is indemnified to its satisfaction.

      If the security trustee receives conflicting directions, it will follow the directions given by the relevant issuers representing the largest principal amount outstanding of relevant term advances. If the Issuer is not in the group representing that largest principal amount, then its interests may not prevail. This could ultimately cause a reduction in the payments noteholders receive on their Issuer Notes. For example, if the term advances with the highest designated term advance rating at the time of a direction are the term AAA advances, then, in the event of conflicting directions being given by issuers with outstanding term AAA advances, the security trustee will follow the direction given by those issuers owed the largest principal amount outstanding of term AAA advances.

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

Back to Contents

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

      No assurance can be given that Funding will accumulate sufficient funds during the cash accumulation periods or receive sufficient funds from its share in Trustees on a single interest payment date relating to the issuer term AAA advances to enable it to repay such issuer term advances to the Issuer so that the corresponding classes of the Issuer Notes will be redeemed in their entirety on their scheduled redemption dates.

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

Back to Contents

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

The seller may change the lending criteria relating to loans which are subsequently assigned to Trustees which could affect the characteristics of the trust property and which may adversely affect payments on the Issuer Notes

      Each of the loans was originated in accordance with the seller’s lending criteria at the time of origination. These lending criteria consider a variety of factors such as a potential borrower’s credit history, employment history and status and repayment ability, as well as the value of the property to be mortgaged. In the event of the assignment of any new loans and new related security to Trustees, the seller will warrant that those new loans and new related security were originated in accordance with the seller’s lending criteria at the time of their origination. However, the seller retains the right to revise its lending criteria as determined from time to time, and so the lending criteria applicable to any loan at the time of its origination may not be or have been the same as those when other loans were originated. If new loans that have been originated under revised lending criteria are assigned to Trustees, the characteristics of the trust property could change. This could lead to a delay or a reduction in the payments received on the Issuer Notes.

The seller has introduced new procedures relating to investigations and searches for remortgages which could affect the characteristics of the trust property and which may adversely affect payments on the Issuer Notes

      The seller no longer requires a solicitor or licensed or qualified conveyancer to conduct a full investigation of the title to a property in all cases. Where the borrower is remortgaging there will be a more limited form of investigation of title for properties located in England, Wales and Scotland, in particular in the case of registered land in England and Wales (e.g., confirming that the borrower is the registered proprietor of the property and the description of the property corresponds with the entries on the Land Registry’s register) and confirming such other matters as are required by a reasonable, prudent mortgage lender. Properties which have undergone such a limited investigation may be subject to matters which would have been revealed by a full investigation of title and which may have been remedied or, if incapable of remedy, may have resulted in the properties not being accepted as security for a loan had such matters been revealed. The introduction of loans secured by such properties into the trust property could result in a change of the characteristics of the trust property. This could lead to a delay or a reduction in the payments received on the Issuer Notes.

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

      If a borrower fails to repay its loan and the related property is repossessed, the likelihood of there being a net loss on disposition of the property is adversely affected by a higher loan-to-value ratio. In addition, the ability of a borrower to sell a property given as security for a loan at a price sufficient to

Back to Contents

repay the amounts outstanding under the loan will depend upon a number of factors, including the availability of buyers for that property, the value of that property and property values in general at the time.

      The portfolio may also be subject to geographic concentration risks. To the extent that specific geographic regions within the United Kingdom have experienced or may experience in the future weaker regional economic conditions and housing markets than other regions, a concentration of the loans in such a region may be expected to exacerbate all risks relating to the loans described in this section. The economy of each geographic region within the United Kingdom is dependent on different mixtures of industries. Any downturn in a local economy or particular industry may adversely affect the regional employment levels and consequently the repayment ability of the borrowers in that region or the region that relies most heavily on that industry. Any natural disasters in a particular region may reduce the value of affected mortgaged properties. This may result in a loss being incurred upon sale of the mortgaged property. These circumstances could affect receipts on the loans and ultimately result in losses on the Issuer Notes.

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

      If a trigger event occurs or the Issuer security is enforced prior to the scheduled redemption dates for the class A Issuer Notes of each series, then the relevant classes of Issuer Notes outstanding will not be repaid on their scheduled redemption dates but will be repaid on each interest payment date from monies received from Funding on the issuer term AAA advances of the corresponding series as described in the following three risk factors.

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

first, the issuer term AAA advances and the other term AAA advances of each series proportionally and equally, until all of those term AAA term advances are fully repaid;

then, the issuer term AA advances and the other term AA advances of each series proportionally and equally, until all of those term AA term advances are fully repaid;

then, the other term A advances of each series proportionally and equally, until all of those term A term advances are fully repaid; and

Back to Contents

then, the issuer term BBB advances and the other term BBB advances of each series proportionallyand equally, until all of those term BBB term advances are fully repaid.

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

first, the series 1 term AAA advance made by Holmes Financing (No. 9) PLC until that series 1 term AAA advance is fully repaid;

then, the series 2 term AAA advance made by the Issuer until that series 2 term AAA advance is fully repaid;

then, the series 3A1 term AAA advance made by Holmes Financing (No. 5) PLC until that series 3A1 term AAA advance is fully repaid;

then, in no order of priority between them but in proportion to the respective amounts due, the series 3 term AAA advance and the series 4 term AAA advances made by Holmes Financing (No. 6) PLC and the series 4 term AAA advance made by the Issuer, until all of those term AAA advances are fully repaid;

then, the series 3 term AAA advances made by Holmes Financing (No. 1) PLC until those series 3 term AAA advances are fully repaid;

then, the series 2 term AAA advance made by Holmes Financing (No. 8) PLC until that series 2 term AAA advance is fully repaid;

then, in no order of priority between them but in proportion to the respective amounts due, the series 2 term AAA advance made by Holmes Financing (No. 9) PLC and the series 4 term AAA advance made by Holmes Financing (No.1) PLC until all of those term AAA advances are fully repaid;

then, the series 4 term AAA advance made by Holmes Financing (No. 9) PLC until that series 4 term AAA advance is fully repaid;

then, the series 3 term AAA advance made by Holmes Financing (No. 8) PLC until that series 3 term AAA advance is fully repaid;

then, the series 3 term AAA advance made by Holmes Financing (No. 7) PLC until that series 3 term AAA advance is fully repaid;

then, the series 3 term AAA advances made by Holmes Financing (No. 9) PLC until those series 3 term AAA advances are fully repaid;

then, the series 3 term AAA advance made by Holmes Financing (No. 2) PLC until that series 3 term AAA advance is fully repaid;

then, in no order of priority between them but in proportion to the respective amounts due, the series 4 term AAA advance made by Holmes Financing (No. 2) PLC, the series 3 term AAA advance made by Holmes Financing (No. 3) PLC, the series 3 term AAA advances made by the Issuer, the series 3A2 term AAA advance made by Holmes Financing (No. 5) PLC, the series 5 term AAA advance made by Holmes Financing (No. 6) PLC, the series 4 term AAA advances made by Holmes Financing (No. 7) PLC and the series 4 term AAA advances made by Holmes Financing (No. 8) PLC, until all of those term AAA advances are fully repaid;

Back to Contents

then, the issuer term AA advances and the other term AA advances, in no order of priority between them but in proportion to the respective amounts due, until all of those term AA advances are fully repaid;

then, the other term A advances in no order of priority between them but in proportion to the respective amounts due, until all of those term A advances are fully repaid; and

finally, the issuer term BBB advances and the other term BBB advances, in no order of priority between them but in proportion to the respective amounts due, until all of those term BBB advances are fully repaid.

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

A loan will be subject to a product switch if the borrower and the seller agree on or the servicer issues an offer for, and the borrower accepts, a variation in the financial terms and conditions applicable to the relevant borrower’s loan, other than:

• any variation agreed with a borrower to control or manage arrears on the loan;

• any variation in the maturity date of the loan unless, while the previous intercompany loan made by Holmes Financing (No. 1) PLC is outstanding, it is extended beyond July 2038;

• any variation imposed by statute;

• any variation of the rate of interest payable in respect of the loan where that rate is offered to theborrowers of more than 10 per cent. by outstanding principal amount of loans comprised in thetrust property in any interest period; or

• any variation in the frequency with which the interest payable in respect of the loan is charged.

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

Back to Contents

Ratings assigned to the Issuer Notes may be lowered or withdrawn after noteholders purchase the Issuer Notes, which may lower the market value of the Issuer Notes

      The ratings assigned to each class of Issuer Notes address the likelihood of full and timely payment to noteholders of all payments of interest on each interest payment date under those classes of Issuer Notes. The ratings also address the likelihood of (in the case of Standard & Poor’s and Fitch) “timely”, or (in the case of Moody’s) “ultimate”, payment of principal on the final maturity date of each class of Issuer Notes. Any rating agency may lower its rating or withdraw its rating if, in the sole judgment of the rating agency, the credit quality of the Issuer Notes has declined or is in question. If any rating assigned to the Issuer Notes is lowered or withdrawn, the market value of the Issuer Notes may be reduced.

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

Principal payments on the class B Issuer Notes and the class C Issuer Notes will be deferred in some circumstances

      Principal repayments on the issuer term AA advances and/or the issuer term BBB advances will be deferred in the following circumstances:

•	if a principal loss has been recorded on the principal deficiency ledger in respect of any termAA advances, any term A advances or any term BBB advances; or

•	if the first reserve fund has been debited on or prior to the relevant interest payment date for the purposes of curing a principal deficiency in respect of any term AA advances, any term Aadvances or any term BBB advances and the first reserve fund has not been replenished by a corresponding amount on the relevant interest payment date; or

•	if, as at the relevant interest payment date, the total outstanding principal balance of loans in the mortgages trust, in respect of which the aggregate amount in arrear is more than three times the monthly payment then due, is more than five per cent. of the total outstanding principal balance of loans in the mortgages trust.

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

Back to Contents

Series 3 Issuer Notes may be subject to risk if the trust property deteriorates after repayment of the series 2 Issuer Notes

      If the loans comprising the trust property do not perform as expected at any time after the repayment in full of the series 2 Issuer Notes, then the series 3 Issuer Notes may not be repaid in full; provided that, following the occurrence of a non-asset trigger event (but prior to enforcement), the Issuer Notes will be redeemed by reference to their final maturity date; and provided further that both following the occurrence of an asset trigger event (but prior to enforcement) and following enforcement of the Issuer security, the Issuer Notes of each series will be repaid according to their respective classes and pro rata within each class, following the occurrence of a non-asset trigger event (but prior to enforcement), the Issuer Notes will be redeemed by reference to their final maturity date; and provided further that both following the occurrence of an asset trigger event (but prior to enforcement) and following enforcement of the Issuer security, the Issuer Notes of each series will be repaid according to their respective classes and pro rata within each class.

Noteholders may be subject to risks relating to exchange rates on the Issuer Notes

      Investors will pay for the series 3 class A2 Issuer Notes, the series 3 class B Issuer Notes and the series 3 class C Issuer Notes in US dollars, but the issuer term advances to be made by the Issuer to Funding and repayments of principal and payments of interest by Funding to the Issuer under the issuer intercompany loan will be in sterling.

      To hedge its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure, on the closing date the Issuer will enter into the issuer dollar currency swaps for the series 3 class A2 Issuer Notes, the series 3 class B Issuer Notes and the series 3 class C Issuer Notes with the issuer dollar currency swap providers.

      If the Issuer fails to make timely payments of amounts due under an issuer dollar currency swap, then the Issuer will have defaulted under that issuer currency swap. The issuer dollar currency swap providers are obliged only to make payments under the issuer dollar currency swaps as long as the Issuer make payments under them. If the issuer dollar currency swap providers are not obliged to make payments, or if an issuer dollar currency swap provider defaults in its obligations to make payments, of amounts in US dollars equal to the full amount to be paid by that issuer dollar currency swap provider on the payment dates under the relevant issuer dollar currency swap (which are the same dates as the interest payment dates), the Issuer will be exposed to changes in US dollar/sterling currency exchange rates and in the associated interest rates on these currencies. Unless a replacement issuer dollar currency swap is entered into, the Issuer may have insufficient funds to make payments due on the Issuer Notes of any class and any series that are then outstanding.

Termination payments on the issuer dollar currency swaps, the issuer Swiss franc currency swap or the issuer euro currency swap may adversely affect the funds available to make payments on the Issuer Notes

      If any of the issuer dollar currency swaps, the issuer Swiss franc currency swap or the issuer euro currency swap terminates, the Issuer may as a result be obliged to pay a termination payment to the relevant issuer dollar currency swap provider, the issuer Swiss franc currency swap or the issuer euro currency swap provider, as the case may be. The amount of the termination payment will be based on the cost of entering into a replacement issuer dollar currency swap, the issuer Swiss franc currency swap or the issuer euro currency swap, as the case may be. Under the Intercompany Loan Agreement, Funding will be required to pay the Issuer an amount equal to any termination payment due from the Issuer to the relevant issuer dollar currency swap provider, the issuer Swiss franc currency swap provider or the issuer euro currency swap provider, as the case may be. Funding will also be obliged to pay the Issuer any extra amounts which the Issuer may be required to pay to enter into a replacement swap.

Back to Contents

      The Issuer and Funding cannot give noteholders any assurance that Funding will have the funds available to make that payment or that the Issuer will have sufficient funds available to make any termination payment under any of its issuer currency swaps or to make payments to noteholders in respect of the relevant series and class of Issuer Notes. Nor can the Issuer give noteholders any assurance that it will be able to enter into a replacement swap, or if one is entered into, that the credit rating of the replacement issuer dollar currency swap provider, the issuer Swiss franc currency swap provider or issuer euro currency swap provider, as the case may be, will be sufficiently high to prevent a downgrading of the then current ratings of the Issuer Notes by the rating agencies.

      Except where the relevant issuer dollar currency swap provider, the issuer Swiss franc currency swap provider or the issuer euro currency swap provider, as the case may be, has caused the relevant issuer dollar currency swap, the issuer Swiss franc currency swap or the relevant issuer euro currency swap, as applicable, to terminate by its own default or following a downgrade termination event, any termination payment due from the Issuer will rank equally not only with payments due to the holders of the series and class of Issuer Notes to which the relevant swap relates but also with payments due to the holders of any other series and class of Issuer Notes which rank equally with the series and class of Issuer Notes to which the relevant swap relates. Any additional amounts required to be paid by the Issuer following termination of the relevant issuer dollar currency swap, the issuer Swiss franc currency swap or the relevant issuer euro currency swap, as the case may be (including any extra costs incurred (for example, from entering into “spot” currency or interest rate swaps) if the Issuer cannot immediately enter into a replacement swap) will also rank equally not only with payments due to the holders of the series and class of Issuer Notes to which the relevant issuer currency swap relates but also with payments due to the holder of any other series and class of Issuer Notes which rank equally with the series and class of Issuer Notes to which the relevant issuer currency swap relates. Furthermore, any termination payment or additional payment or additional amounts required to be paid by the Issuer following termination of an issuer currency swap will rank ahead of payments due to the holders of any series and class of Issuer Notes which ranks below the series and class of Issuer Notes to which the relevant issuer currency swap relates. Therefore, if the Issuer is obliged to make a termination payment to the relevant issuer dollar currency swap provider, the issuer Swiss franc currency swap provider and/or the issuer euro currency swap provider, as the case may be, or to pay any other additional amount as a result of the termination of the relevant issuer currency swap, this may affect the funds which the Issuer has available to make payments on the Issuer Notes of any class and any series.

Payments by Funding to third parties in relation to the other issuers may affect payments due to the Issuer and accordingly its ability to make payments on the Issuer Notes

      Under the other intercompany loan agreements, Funding is required to make payments to the other issuers in respect of the other issuers’ obligations to make payments to their respective own security trustee, note trustee, agent bank, paying agents, liquidity facility provider, cash manager, corporate services provider and account bank and to other third parties to whom the other issuers owe money. These payments rank in priority to amounts due by Funding to the Issuer on the issuer term advances.

      Funding’s obligations to make the payments described above to the other issuers may affect Funding’s ability to make payments to the Issuer under the issuer intercompany loan. This in turn may affect its ability to make payments on the Issuer Notes.

The Issuer relies on third parties to perform services in relation to the Issuer Notes, and noteholders may be adversely affected if they fail to perform their obligations

      The Issuer is a party to contracts with a number of other third parties that have agreed to perform services in relation to the Issuer Notes. For example, the issuer liquidity facility provider has agreed to provide it with the issuer liquidity facility and the issuer dollar currency swap providers, the issuer Swiss franc currency swap providers and the issuer euro currency swap provider have agreed to provide their swaps, the corporate services provider has agreed to provide corporate services and the paying agents and

Back to Contents

the agent bank have agreed to provide payment and calculation services in connection with the Issuer Notes. In the event that any of these parties were to fail to perform their obligations under the respective agreements to which they are a party, noteholders may be adversely affected.

The Issuer may be unable to pay, in full or at all, interest due on the Issuer Notes if there is an income or principal deficiency

      If, on any interest payment date, revenue receipts available to Funding (including the reserve funds) are insufficient to enable Funding to pay interest on any of the other term advances, issuer term advances and any new term advances and other expenses of Funding ranking higher in seniority to interest due on such term advances, then Funding may use principal receipts on the loans received by it in the mortgages trust to make up the shortfall.

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

Back to Contents

and, accordingly, noteholders may not receive the full face value of the class C Issuer Notes, the class B Issuer Notes and the class A Issuer Notes, as the case may be; and/or

•	•the Issuer may be unable to pay, in full or at all, interest or principal due on Issuer Notes.

The seller share of the trust property does not provide credit enhancement for the Issuer Notes

      Any losses from loans included in the trust property will be allocated proportionately between Funding and the seller on each distribution date depending on their respective shares of the trust property. The seller’s share of the trust property therefore does not provide credit enhancement for the Funding share of the trust property or the Issuer Notes.

The Issuer will only have recourse to the seller if there is a breach of warranty by the seller, but otherwise the seller’s assets will not be available to the Issuer as a source of funds to make payments on the Issuer Notes

      After an issuer intercompany loan enforcement notice under the issuer intercompany loan is given, the security trustee may sell the Funding share of the trust property. There is no assurance that a buyer would be found or that such a sale would realize enough money to repay amounts due and payable under the Intercompany Loan Agreement.

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

There can be no assurance that a borrower will repay principal at the end of the term on an interest only loan, which may adversely affect repayments on the Issuer Notes

      Each loan in the current portfolio is repayable either on a principal repayment basis or an interest only basis. Of the loans in the portfolio as at May 8, 2006, approximately 36 per cent were interest-only loans. For interest-only loans, because the principal is repaid in a lump sum at the maturity of the loan, the borrower is recommended to have some repayment mechanism such as an investment plan in place to ensure that funds will be available to repay the principal at the end of the term. However, the seller does not take security over such repayment mechanisms. The borrower is also recommended to take out a life

Back to Contents

insurance policy in relation to the loan but, as with repayment mechanisms, the seller does not take security over such life policies.

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

There may be risks associated with the fact that Trustees has no legal title to the mortgages which may adversely affect payments on the Issuer Notes

      The sale by the seller to Trustees of the mortgages has taken effect, and any such sale in the future will take effect, in equity only. The sale by the seller to the mortgages trustee of the Scottish mortgages has taken effect by declarations of trust by the seller (and any sale of Scottish mortgages in the future will be given effect by further declarations of trust) by which the beneficial interest in the Scottish mortgages is transferred to the mortgages trustee. In each case, this means that legal title to the loans in the trust property remains with the seller, but Trustees has all the other rights and benefits relating to ownership of each loan and its related security (which rights and benefits are subject to the trust in favour of the beneficiaries). Trustees has the right to demand the seller to give it legal title to the loans and the related security in certain circumstances and until then Trustees will not apply to the Land Registry or the Central Land Charges Registry to register or record its equitable interest in the mortgages.

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

      Once notice has been given to borrowers of the transfer of the loans and their related security to Trustees, independent set-off rights which a borrower has against the seller will crystallize and further rights of independent set-off would cease to accrue from that date and no new rights of independent set off could be asserted following such notice. Set-off rights arising under transaction set-off (which are set

Back to Contents

off claims arising out of a transaction connected with the loan (for example, a savings account maintained by a borrower pursuant to the terms of a flexible plus loan)) will not be affected by such notice.

Set-off risks in relation to flexible loans, delayed cashbacks and reward cashbacks may adversely affect the funds available to the Issuer to repay the Issuer Notes

      As described under “There may be risks associated with the fact that Trustees has no legal title to the mortgages which may adversely affect payments on the Issuer Notes,” the seller has made, and in the future may make, an equitable assignment of the mortgages, or in the case of the Scottish mortgages transfer of the beneficial interest in the Scottish mortgages to Trustees, with legal title being retained by the seller. Therefore, the rights of Trustees may be subject to the direct rights of the borrowers against the seller, including rights of set-off existing prior to notification to the borrowers of the assignment of the mortgages. Such set-off rights may occur if the seller fails to advance to a borrower a drawing under a flexible loan when the borrower is entitled to draw additional amounts under a flexible loan or if the seller fails to pay to a borrower any delayed cashback or reward cashback which the seller had agreed to pay to that borrower after completion of the relevant loan.

      If the seller fails to advance the drawing or pay the delayed cashback or reward cashback, then the relevant borrower may set off any damages claim (or analagous right in Scotland) arising from the seller’s breach of contract against the seller’s (and, as assignee of the mortgages, Trustees’s) claim for payment of principal and/or interest under the loan as and when it becomes due. Such set-off claims will constitute transaction set-off as described in the risk factor entitled “Independent set-off risks which a borrower has against the seller may adversely affect the funds available to the Issuer to repay the Issuer Notes”.

      The amount of the claim in respect of a drawing will, in many cases, be the cost to the borrower of finding an alternative source of finance (although, in the case of flexible loan drawing, a delayed cashback or reward cashback in respect of a Scottish loan, it is possible, though regarded as unlikely, that the borrower's right of set-off could extend to the whole amount of the additional drawing). The borrower may obtain a loan elsewhere in which case the damages would be equal to any difference in the borrowing costs together with any consequential losses, namely the associated costs of obtaining alternative funds (for example, legal fees and survey fees). If the borrower is unable to obtain an alternative loan, he or she may have a claim in respect of other losses arising from the seller’s breach of contract where there are special circumstances communicated by the borrower to the seller at the time the mortgage was taken out.

      In respect of a delayed cashback or reward cashback, the claim is likely to be in an amount equal to the amount due under the delayed cashback or reward cashback together with interest and expenses and consequential losses (if any).

      A borrower may also attempt to set off against his or her mortgage payments an amount greater than the amount of his or her damages claim (or analagous claim in Scotland). In that case, the servicer will be entitled to take enforcement proceedings against the borrower although the period of non-payment by the borrower is likely to continue until a judgment is obtained.

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

Independent set-off risks that a borrower has against the seller may adversely affect the funds available to the Issuer to repay the Issuer Notes

Back to Contents

      Once notice has been given to borrowers of the transfer of the loans and their related security to the mortgages trustee, independent set-off rights which a borrower has against the seller will crystallise and further rights of independent set-off would cease to accrue from that date and no new rights of independent set-off could be asserted following that notice. Set-off rights arising under transaction set-off (which are set-off claims arising out of a transaction connected with the loan (for example, a savings account maintained by a borrower pursuant to the terms of a flexible plus loan)) will not be affected by that notice.

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

      Neither the security trustee nor the note trustee is obliged in any circumstances to act as a servicer or to monitor the performance by the servicer of its obligations.

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

      The U.K. Financial Services Authority (the “FSA”) regulates persons who carry on “regulated activities” in the United Kingdom under the Financial Services and Markets Act 2000 (the “FSMA”). This includes institutions which accept deposits by way of business within the meaning of the FSMA and persons who carry on certain mortgage business. There are five principal mortgage-related regulated activities: (i) entering into; (ii) administering; (iii) arranging; (iv) advising on “regulated mortgage contracts”; and (v) agreeing to do any of these things (subject to certain exceptions) which are broadly loans entered into or treated as entered into on or after 31 October 2004 that are secured by way of first legal mortgage over U.K. residential property at least 40% of which is used or intended to be used as, or in connection with, a dwelling by the borrower or a related person.

Back to Contents

      All authorised persons (within the meaning of the FSMA) who are regulated by the FSA are subject to the FSA’s Handbook of rules and guidance which regulate a range of matters including senior management arrangements, systems and controls, conduct of business and training and competence.

      The FSA is broadly empowered to obtain information from and give directions to authorised persons and also sets out standards that serve as guidelines for authorised persons under its supervision. These authorised persons are subject to various reporting obligations (including submitting regular reports to the FSA) to enable the FSA to perform its supervisory role. The approach adopted by the FSA in supervising banks is risk-based with the objectives of: (i) systematic assessment of whether a bank meets the FSMA authorisation criteria; (ii) understanding the quality of the management and the risks banks face; (iii) using appropriate supervisory tools such as skilled persons’ reports on internal controls to identify risks and (iv) allocating resources proportionate to risk by focusing on banks with a high risk profile.

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

      In addition, from 31st October 2004 no variations have been or will be made to the loans and no further advances or product switches have been or will be made under the loans where it would result in Funding and/or the mortgages trustee arranging or advising in respect of administering or entering into a regulated mortgage contract (or agreeing to do any of these things) if the Issuer, Funding and/or the mortgages trustee would be required to be authorised under FSMA to do so.

      All authorised persons (within the meaning of the FSMA) who are regulated by the FSA are subject to the FSA’s Handbook of rules and guidance which regulate a range of matters including senior management arrangements, systems and controls, conduct of business and training and competence. The “FSA Handbook of Rules” means the rules promulgated by the FSA under FSMA and set out in the FSA’s Handbook of Rules and Guidance, as updated, amended or replaced from time to time.

      A borrower who is a private person is entitled to claim damages for loss suffered as a result of any contravention by an authorised person of an FSA rule, and may set off the amount of the claim against the amount owing by the borrower under the loan or any other loan that the borrower has taken (or exercise analogous rights in Scotland). Any such set-off may adversely affect our ability to make payments in full on the Issuer Notes when due.

Back to Contents

Consumer Credit Regulation and the UK Consumer Credit Act 2006

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

      Currently, a credit agreement is regulated by the CCA where: (i) the borrower is or includes an individual; (ii) the amount of “credit” as defined in the CCA does not exceed the financial limit, which is £25,000 for credit agreements made on or after 1 May 1998, or lower amounts for credit agreements made before that date; and (iii) the credit agreement is not an exempt agreement as defined in the CCA (for example it is intended that a regulated mortgage contract under the FSMA is an exempt agreement under the CCA.

      The CCA does not apply to loans and mortgages which are regulated mortgage contracts, as described above (although in certain circumstances it may be necessary to obtain a court order under section 126 CCA to enforce a regulated mortgage contract). The CCA does apply to loans and mortgages which are not regulated mortgage contracts, but which fall within the criteria for regulation by the CCA as described above. Loans and mortgages which will not be regulated mortgage contracts and which therefore may be regulated by the CCA if they fall within such criteria include loans secured by second or subsequent charges and any buy-to-let mortgage which is secured on land which is not used or intended to be used as to at least 40% or in connection with a dwelling by the borrower or a related person.

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

      Any credit agreement intended to be a regulated mortgage contract under the FSMA or unregulated under the FSMA might instead be wholly or partly regulated by the CCA or to be treated as such because of technical rules on:

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

      A court order under Section 126 of the CCA is necessary to enforce a mortgage securing a loan, further advance or credit agreement to the extent that it is regulated by the CCA or to be treated as such. In dealing with such application, the court has the power, if it appears to do so, to amend a loan, further

Back to Contents

advance or credit agreement or to impose conditions upon its performance or to make a time order (for example, giving extra time for arrears to be cleared).

      The Consumer Credit Act 2006 (the ‘CCA 2006’) received the Royal Assent on 30th March 2006. Once implemented the new Act will update and augment the CCA.

      It is currently expected that from April 2007 the extortionate credit regime will be replaced by the unfair relationship test. In applying the new unfair relationship test the courts will be able to consider a wider range of circumstances surrounding the transaction including the creditor’s conduct before and after making the agreement. There is no statutory definition of the word “unfair” as the intention is for the test to be flexible and subject to judicial discretion. However the word “unfair” is not an unfamiliar term in UK law due to the Unfair Contract Terms Act 1977 and the Unfair Terms in Consumer Contracts Regulations 1999 (SI 1999/2083). The courts may look to the above legislation for guidance. The FSA Principles are also relevant and apply to the way contract terms are used in practice and not just the way they are drafted. The test has retrospective application after a transitional period. Once the debtor alleges that an unfair relationship exists, it is up to the creditor to prove the contrary, altering the burden of proof.

      An alternative dispute resolution (ADR) scheme for consumer credit matters is to be run by the Financial Ombudsman Service (FOS). It is currently expected that from April 2007 the scheme will be mandatory for all businesses licensed under the CCA. The CCA 2006 also introduces an Independent Consumer Appeals Tribunal.

      It is currently expected that from April 2008 the statutory upper financial limit of £25,000 for CCA regulation will be removed.

      The OFT are to be given far broader powers under the CCA 2006 for instance they can apply intermediate sanctions, have far greater powers of investigation and can issue indefinite standard licences. The CCA 2006 obliges creditors to comply with more stringent information requirements. It is currently expected that from 2008 lenders will be obliged to give customers clearer and more regular information on the state of their credit accounts for example by running account and fixed sum statements; OFT information sheets and arrears notices.

      The seller has interpreted certain technical rules under the CCA in a way common with many other lenders in the mortgage market. If such interpretation were held to be incorrect by a court or the Ombudsman, then a credit agreement, to the extent that it is regulated by the CCA or treated as such, would be unenforceable as described above. If such interpretation were challenged by a significant number of borrowers, then this could lead to significant disruption and shortfall in the income of the mortgages trustee. Court decisions have been made on technical rules under the CCA against certain mortgage lenders, but such decisions are very few and are generally county court decisions which are not binding on other courts.

      The seller has given or, as applicable, will give warranties to the mortgages trustee in the mortgage sale agreement that, among other things, each loan and its related security is enforceable (subject to certain exceptions). If a loan or its related security does not comply with these warranties, and if the default cannot be or is not cured within 20 days, then the seller will be required to repurchase the loans under the relevant mortgage account and their related security from the mortgages trustee.

      No assurance can be given that additional regulations from the Office of Fair Trading, the Financial Services Authority or any other regulatory authority will not arise with regard to the mortgage market in the United Kingdom generally, the seller’s particular sector in that market or specifically in relation to the seller. Any such action or developments may have a material adverse effect on the loans,

Back to Contents

the seller, the Issuer and/or the servicer and their respective businesses and operations. This may adversely affect our ability to make payments in full on the Issuer Notes when due.

Distance Marketing

      In the United Kingdom, the Financial (Distance Marketing) Regulations 2004 apply to, inter alia, credit agreements entered into on or after 31 October 2004 by means of distance communication (i.e. without any substantive simultaneous physical presence of the originator and the borrower). A regulated mortgage contract under the FSMA, if originated by a UK lender from an establishment in the UK, will not be cancellable under these regulations. Any other credit agreement will be cancellable under these regulations, if the borrower does not receive prescribed information at the prescribed time, or in any event for certain unsecured lending. The borrower may send notice of cancellation under these regulations at any time before the end of the fourteenth day after the day on which the cancellable agreement is made or, if later, the borrower receives the last of prescribed information.

      If the borrower cancels the credit agreement under these regulations, then: (a) the borrower is liable to repay the principal and any other sums paid by the originator to the borrower under or in relation to the cancelled agreement, within 30 days beginning with the day of the borrower sending notice of cancellation or, if later, the originator receiving notice of cancellation; (b) the borrower is liable to pay interest, or any early repayment charge or other charge for credit under the cancelled agreement, only if the borrower received certain prescribed information at the prescribed time and if other conditions are met; and (c) any security is to be treated as never having had effect for the cancelled agreement.

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

      There has been significant opposition from the European Parliament to the original form of the proposed directive. On 13 February 2004, the Committee of Legal Affairs and the Internal Market published the European Parliament’s amendments to the proposed draft. These amendments included excluding any credit agreement secured by a mortgage on land. On 20 April 2004 the European parliament voted on its first reading on the proposed directive. The European Commission published on 28 October 2004 a revised proposal, which comprised a list of intended revisions to the draft directive based on the amendments that the European Commission felt either able or unable to accept rather than a full redraft. In this amended form die proposed directive will apply to any loan secured by a mortgage over land if the loan includes an equity release element and is not over €100,000, but it is unclear whether it will apply to further drawings and further advances made in relation to agreements existing before national implementing legislation conies into effect.

      The DTI published in February 2005 a consultation paper on the European Commission’s amended form of the proposed Directive, and in June 2005 a summary of responses to this consultation. In July 2005, the European Commission published a Green Paper on mortgage credit, in which it

Back to Contents

announced its intention that loans secured by a land mortgage will be excluded from the proposed Directive but will be covered by any initiatives resulting from the Green Paper process. In October 2005, the European Commission published a further amended form of the proposed Directive, which provides that (subject to certain exceptions) loans not exceeding €50,000 will be regulated, but that loans secured by a land mortgage will be excluded from the proposed Directive. The proposed Directive, which may be further substantially amended before it is brought into effect, is unlikely to come into force before mid 2006, and member states will then have a further two years in which to bring national implementing legislation into force. In March 2006 the DTI released a further consultation paper, the deadline for responses was 10 May 2006.

      Until the final text of the Directive and of any initiatives resulting from the Green Paper process are decided and the details of the United Kingdom implementing legislation are published, it is not certain what effect the adoption and implementation of the Directive or initiatives would have on our ability to make payments in full on the Issuer Notes when due. No assurance can be given that additional regulations from the OFT, the FSA or any other regulatory authority will not arise with regard to the mortgage market in the United Kingdom generally, the seller’s particular sector in that market or specifically in relation to the seller. Any such action or developments or compliance costs may have a material adverse effect on the loans, the seller, the Issuer and/or the servicer and their respective business and operations. This may adversely affect our ability to make payments in full on the Issuer Notes when due.

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

      The regulations will not generally affect individually negotiated or “core terms” which set out the main subject-matter of the contract, such as the borrower’s obligation to repay the principal. However, they may affect terms that are not considered to be core terms, such as the right of the lender to vary the interest rate.

      For example, if a term permitting a lender to vary the interest rate (as the seller is permitted to do) is found to be unfair, the borrower will not be liable to pay the increased rate or, to the extent that she or he has paid it, will be able, as against the lender, or any assignee such as Trustees, to claim repayment of the extra interest amounts paid or to set-off the amount of the claim against the amount owing by the borrower under the loan or under any other loan that the borrower has taken. Any such non-recovery, claim or set-off ultimately may adversely affect our ability to make payments on the Issuer Notes.

      The FSA has agreed with the OFT to take responsibility for the enforcement of the UTCCR in mortgage agreements. In May 2005, the FSA issued a statement of good practice on fairness of terms in consumer contracts, which is relevant to firms authorised and regulated by the FSA in relation to products

Back to Contents

and services within the FSA’s regulatory scope. This statement considers, among other things, borrowers who are locked in, for example, by an early repayment charge that is considered to be a penalty. This statement provides that, for locked-in borrowers, a firm may consider drafting the contract to permit a change in the contract to be made only where any lock-in clause is not exercised.

      In August 2002, the Law Commission for England and Wales and the Scottish Law Commission issued a joint consultation LCCP No. 166/SLCDP 119 on proposals to rationalise the Unfair Contract Terms Act 1977 and the regulations into a single piece of legislation and a final report (incorporating a proposed Bill on unfair terms), which was expected early in 2004 but at the date of this annual report, has not yet been published. The Law Commissions have a duty under section 3 of the Law Commissions Act 1965 to keep the law under review for a number of purposes, including its simplification. The proposals are primarily to simplify the legislation on unfair terms. It is not proposed that there should be any significant increase in the extent of controls over terms in consumer contracts. Some changes are proposed, however, such as that the legislation should not affect core terms in so far as they are not substantially different from what the borrower should reasonably expect and are transparent. However, it is not obligatory for any of the Law Commission’s reports to be considered for enactment as legislation by the UK government. It is therefore too early to tell how the proposals, if enacted, would affect the loans.

Decisions of the Ombudsman could lead to terms of the loans being considered unfair and such terms being varied, which may adversely affect payments on the Issuer Notes

      Under the UK Financial Services and Markets Act 2000, the Financial Ombudsman Service is empowered to make decisions on, among other things, complaints relating to the terms in agreements for the provision of financial services, including loans, on the basis of what, in the Ombudsman’s opinion, would be fair and reasonable in all circumstances of the case, taking into account, among other things, law and guidance. Such complaints are generally decided on a case by case basis by the Financial Ombudsman Service, with reference to the particular facts of any individual case. Each case is first adjudicated by an adjudicator. Either party to the case may appeal against the adjudication. In the event of an appeal, the case proceeds to a final decision by the Ombudsman.

      No Financial Ombudsman Service decision against the seller has had a material adverse effect on the Issuer’s ability to make payments on the Issuer Notes. However, given the Financial Ombudsman Service’s wide jurisdiction in respect of fairness in the provision of financial services, it cannot be said with certainty what effect, if any, any future decision of the Financial Ombudsman Service may have on the Issuer’s ability to make payments on the Issuer Notes.

Tax payable by Funding or the Issuer may adversely affect the Issuer’s ability to make payments on the Issuer Notes

      As explained in “Item 10.E. – Taxation – United Kingdom Taxation”, Funding and the Issuer will generally be subject to UK corporation tax, currently at a rate of 30 per cent., on the profit reflected in their respective profit and loss accounts as increased by the amount of any non-deductible expenses or losses. If the tax payable by Funding or the Issuer is greater than expected because, for example, non deductible expenses or losses are greater than expected, the funds available to make payments on the Issuer Notes will be reduced and this may adversely affect the Issuer’s ability to make payments on the Issuer Notes.

      The UK corporation tax position of the Issuer and Funding, however, also depends to a significant extent on the accounting treatment applicable to it. From 1st January, 2005, the accounts of the Issuer are required to comply with International Financial Reporting Standards (“IFRS”) or with new UK Financial Reporting Standards reflecting IFRS (“new UK GAAP”). Funding has chosen to comply with

Back to Contents

IFRS. There is a concern that companies such as the Issuer and Funding might, under either IFRS or new UK GAAP, suffer timing differences that could result in profits or losses for accounting purposes, and accordingly for tax purposes (unless tax legislation provides otherwise), which bear little or no relationship to the company’s cash position. However, the Finance Act 2005 (which received royal assent on 7th April, 2005) requires “securitisation companies” to prepare tax computations for accounting periods beginning on or after 1st January, 2005 and ending before 1st January, 2007 on the basis of UK GAAP as applicable up to 31st December, 2004, notwithstanding the requirement to prepare statutory accounts under IFRS or new UK GAAP. The Finance Bill 2006 provides that this temporary tax basis available to “securitisation companies” is to be extended for a further year (i.e. to periods of account ending on or before 31st December, 2007). On the basis of the definition of “securitisation company” as currently drafted for these purposes, the Issuer and Funding will each qualify as such a company.

      The stated policy of H.M. Revenue & Customs is that the tax neutrality of securitisation special purpose companies in general should not be disrupted as a result of the transition to IFRS or new UK GAAP and that they are working with participants in the securitisation industry to identify appropriate means of preventing any such disruption through a permanent regime. The Finance Act 2005 enables regulations to be made to establish such a regime. It is not clear what the provisions of such a regime will entail, although current indications from H.M. Revenue & Customs are that a securitisation company will have to satisfy various conditions in order to be able to benefit from the regime. If, however (for whatever reason), measures are not introduced to deal with the corporate tax position of such companies in respect of accounting periods ending on or after 1st January, 2008, then profits or losses could arise in the Issuer and/or Funding as a result of the application of IFRS or new UK GAAP which could have tax effects not contemplated in the cashflows for the transaction and as such adversely affect the Issuer and/or Funding and consequently payments on the Issuer Notes.

European Directive 2003/48/EC on the Taxation of Savings Income may adversely affect noteholders’ interests

      On 1 July 2005 a European Union Directive (2003/48/EC) regarding the taxation of savings income came into force. Under the Directive, member states are required to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person within a member state's jurisdiction to an individual in another member state, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period, unless during such period they elect otherwise (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

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

Back to Contents

environment which could adversely affect investors. It cannot be said with certainty what effect, if any, adoption of the euro by the United Kingdom will have on investors on the Issuer Notes.

Changes of law may adversely affect noteholders’ interests

      The structure of the issue of the Issuer Notes and the ratings which are to be assigned to them are based on English law and Scottish law in relation to Scottish loans in effect as at the date of this annual report. No assurance can be given as to the impact of any possible change to English or Scottish law or administrative practice in the United Kingdom after the date of this annual report.

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

Back to Contents

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

      The Insolvency Act also contains a new out-of-court route into administration for a qualifying floating charge holder, the directors or the company itself. The relevant provisions provide for a notice period during which the holder of the floating charge can either agree to the administrator proposed by the directors of the company or appoint an alternative administrator, although the moratorium will take effect immediately after notice is given. If the qualifying floating charge holder does not respond to the directors' notice of intention to appoint, the directors', or as the case may be, the company's appointee will automatically take office after the notice period has elapsed. Where the holder of a qualifying floating charge within the context of a capital market transaction retains the power to appoint an administrative receiver, such holder may prevent the appointment of an administrator (either by the new out-of-court route or by the court based procedure), by appointing an administrative receiver prior to the appointment of the administrator being completed.

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

Back to Contents

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

Capital Adequacy

      An authorised person with permission from the FSA to accept deposits by way of business (in other words, a bank) is subject to inter alia the part of the Handbook known as the "Interim Prudential Sourcebook for Banks". The Interim Prudential Sourcebook for Banks will be replaced in stages between 2004 and (probably) 2007 as parts of the Integrated Prudential Sourcebook come into force; the Integrated Prudential Sourcebook in relation to mortgage firms (other than banks and building societies) is already in force.

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

Implementation of the New Basel Capital Accord and the risk-weighted asset framework may result in changes to the risk-weighting of the Issuer Notes

      On November 14, 2005, the Basel Committee on Banking Supervision published an updated version of the text of new capital adequacy standards for international banks, under the title “Basel II: International Convergence of Capital Measurement and Capital Standards: a Revised Framework.” This new framework (the “Basel II Framework”) substantially revises and expands the existing Basel I Capital Accord first issued in 1988, includes more sophisticated approaches to applying capital requirements based on risk, addresses more types of risk including operational risk, and places enhanced emphasis on market discipline and banks’ internal systems and controls. The Basel II framework is not self-implementing, but rather forms the basis for national rule-making and approval processes in participating countries. The Basel Committee has released numerous discussion papers, impact studies and guidance for banking organisations in their preparations for implementing the revised capital standards. The Committee has also formed an Accord Implementation Group of bank supervisors to share information and to promote consistency as participating countries move forward with implementation of Basel II.

      Within the European Union and the European Economic Area, the Basel II Framework will be implemented through the EU Capital Requirements Directive, which makes some modifications to the Framework. It is currently intended that the various approaches under the Basel II Framework and the EU Capital Requirements Directive will be implemented in stages, some from year-end 2006, the most advanced at year-end 2007.

      In the United States, the federal banking regulators have proposed to require about the 20 largest US banking organisations to use the most advanced approaches of Basel II; other US banks with sophisticated systems may voluntarily elect to adopt Basel II advanced approaches subject to regulatory approval. Most US banks initially would not be subject to Basel II and would continue to follow existing US risk-based capital rules with certain modifications to be determined (a proposal known as “Basel I-A.”). The US is not adopting Basel II’s simpler approaches, as the existing US framework based on Basel I is not equivalent to Basel II. Implementation of Basel II in the United States is also targeted to begin on January 1, 2009, one year later than in Europe. This one year “gap and other differences in the

Back to Contents

application or interpretation between the US, the EU and other jurisdictions in which the Abbey group has operations could represent challenges for the bank in implementing Basel II.

      As and when implemented, the Basel II Framework could affect the risk-based capital treatment of the Financing notes for investors who are subject to bank capital adequacy requirements that follow the Framework. Consequently, investors should consult their own advisers as to the consequences to and effect on them of the proposed implementation of the Basel II Framework. Proposals and guidelines for implementing Basel II in participating jurisdictions are still in development, and no predictions can be made as to the precise effects of potential changes on the Abbey group, the Financing notes or any investor.

Fixed charges subsequently re-characterised as floating charges may adversely affect payments on the Issuer Notes

      Fixed charges over bank accounts may take effect under English law as floating charges. Under the terms of the Issuer deed of charge and the Funding deed of charge respectively, the Issuer and Funding will purport to grant, among other things, fixed charges in favour of the security trustee over, in the case of the Issuer, the Issuer's interest in the Issuer transaction account and, in the case of Funding, Funding's interest in the Funding transaction account.

      The law in England and Wales relating to the re-characterisation of fixed charges is unsettled. The fixed charges purported to be granted by the Issuer and Funding (other than by way of assignment in security) will take effect under English law only as floating charges if it is determined that the security trustee does not exert sufficient control over the relevant account, or the proceeds thereof, for the security to be said to "fix" over those assets. As the Issuer and Funding are signatories to the accounts, there is a risk that a court will consider that the security trustee does not exert a sufficient degree of control to ensure that the charges over those accounts are held to be fixed charges. If the charges take effect as floating charges instead of fixed charges, then certain matters, which are given priority over floating charges by law, will be given priority over the claims of the floating chargeholder.

      In addition, if assets in respect of which the Issuer or Funding has granted a fixed charge are paid into a bank account the charge over which is subsequently re-characterised as a floating charge, the original fixed charge in relation to the assets may also be re-characterised as a floating charge.

Item 4. Information on the Company

A. History and Development of the Company

Not applicable.

B. Business Overview

Not applicable.

C. Organizational Structure

Not applicable.

Back to Contents

D. Property, Plant and Equipment

      The property of the Issuer consists solely of its right to receive payments of interest and principal from Funding on the various Term Advances made under the Intercompany Loan Agreement. The property of Funding consists of its interest in the trust property held by Trustees together with amounts available under two reserve funds and its right to receive certain payments of principal and interest from the trust property controlled by Trustees. The trust property includes the loans in the portfolio at the closing date or which have subsequently been assigned to Trustees thereafter (including any new drawings under flexible loans) and their related security and any income generated by the loans or their related security. The composition of the trust property will fluctuate as drawings under flexible loans and new loans are added and as the loans that were previously part of the trust property are repaid, mature, default or are repurchased by the seller. The trust property also includes any money in the mortgages trustee guaranteed investment contract (or GIC) account and in any other bank account or bank accounts held by Trustees (as agreed by Trustees, Funding, the seller and the security trustee) from time to time, called the alternative accounts. The mortgages trustee GIC account is the bank account in which Trustees holds any cash that is part of the trust property until it is distributed to the beneficiaries. The alternative accounts are accounts into which payments by some mortgage borrowers are paid initially.

      The officers’ certificate of compliance of the Issuer, executed by two directors of the Issuer is filed as Exhibit 10.18 to this Annual Report on Form 20-F. The certificate of compliance contains a statement that during the period from July 5, 2001 to April 30, 2006, to the best of the knowledge and belief of the signatories, the Issuer has complied with all its obligations contained in the Issuer Trust Deed and each of the Transaction Documents (as defined in the Issuer Trust Deed) to which it is a party. It also contains a statement that as at April 30, 2006, there did not exist and had not existed since July 5, 2001, any Note Event of Default (as defined in the Issuer Trust Deed).

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Not applicable.

B. Liquidity and Capital Resources

Not applicable.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Not applicable.

E. Off-Balance Sheet Arrangements

Not applicable.

F. Tabular Disclosure of Contractual Obligations

Not applicable.

Back to Contents

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

Issuer

Name	Business Address	Business Occupation

Martin McDermott	Wilmington Trust SP Services (London) Limited	Executive Director of Wilmington Trust SP Services (London) Limited
Tower 42
25 Old Broad Street
London EC2N 1HQ
Wilmington Trust SP Services (London) Limited	Wilmington Trust SP Services (London) Limited	Management of special purpose companies
Tower 42
25 Old Broad Street
London EC2N 1HQ
David Green	Abbey National House	Finance Director, Banking, Abbey National plc
2 Triton Square
Regent’s Place
London NW1 3AN

Funding

Name	Business Address	Business Occupation

Martin McDermott	Wilmington Trust SP Services (London) Limited	Executive Director of Wilmington Trust SP Services (London) Limited
Tower 42
25 Old Broad Street
London EC2N 1HQ
Wilmington Trust SP Services (London) Limited	Wilmington Trust SP Services (London) Limited	Management of special purpose companies
Tower 42
25 Old Broad Street
London EC2N 1HQ
David Green	Abbey National House	Finance Director, Banking, Abbey National plc
2 Triton Square
Regent’s Place
London NW1 3AN

Back to Contents

Trustees

Name	Business Address	Business Occupation

Martin McDermott	Wilmington Trust SP Services (London) Limited	Executive Director of Wilmington Trust SP Services (London) Limited
Tower 42
25 Old Broad Street
London EC2N 1HQ
Wilmington Trust SP Services (London) Limited	Wilmington Trust SP Services (London) Limited	Management of special purpose companies
Tower 42
25 Old Broad Street
London EC2N 1HQ
David Green	Abbey National House	Finance Director, Banking, Abbey National plc
2 Triton Square
Regent’s Place
London NW1 3AN

David Green is an employee of Abbey National plc, the seller.

B. Compensation

     None of the Issuer, Funding or Trustees pays remuneration directly to any director.

C. Board Practices

     Not applicable.

D. Employees

     Not applicable.

E. Share Ownership

     Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

     Each of the Issuer, Funding and Trustees is wholly owned by Holmes Holdings Limited, a private limited company incorporated under the laws of England and Wales. Wilmington Trust SP Services (London) Limited holds all of the beneficial interest in the issued shares of Holmes Holdings Limited on a discretionary trust for persons employed as nurses in the United Kingdom and for charitable purposes. Wilmington Trust SP Services (London) Limited is not affiliated with Abbey National plc.

B. Related Party Transactions

     None, other than with respect to the making of payments in respect to the securities as described in the Registration Statement and “Item 3.D. – Risk Factors.”

Back to Contents

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

C. Markets

     The principal trading market for each class of Issuer Notes is the London Stock Exchange. The Issuer Notes have been listed on the London Stock Exchange since July 5, 2001.

D. Selling Shareholders

     Not applicable to annual reports on Form 20-F.

E. Dilution

     Not applicable to annual reports on Form 20-F.

F. Expenses of the Issue

     Not applicable to annual reports on Form 20-F.

Item 10. Additional Information

A. Share Capital

     Not applicable to annual reports on Form 20-F.

B. Memorandum and Articles of Association

     Not applicable.

Back to Contents

C. Material Contracts

     Not applicable other than with respect to contracts relating to the securities, which were described in the Registration Statement on Form S-11 relating to the securities (file number 333-13576).

D. Exchange Controls

     None.

E. Taxation

United Kingdom Taxation

     The following section summarises the material UK tax consequences of the purchase, ownership and disposition of the Issuer Notes based on current law and practice in the UK. The summary assumes that the representations made by the seller that the profit in Funding’s profit and loss account will not exceed 0.01 per cent. of the Funding available revenue receipts and that the profit in the Issuer’s profit and loss account will not exceed 0.02 per cent. of the interest on the Issuer term advances under the issuer intercompany loan (subject to the effect of compliance with International Financial Reporting Standards (or UK Financial Reporting Standards reflecting them)) are correct. It further assumes that all payments made pursuant to the final documentation are calculated on arm’s length terms. The summary does not purport to be a complete analysis of all tax considerations of the purchase, ownership and disposition of the Issuer Notes. It relates to the position of persons who are the absolute beneficial owners of Issuer Notes and may not apply to certain classes of persons such as dealers or persons connected with the Issuer. Holders of Issuer Notes who are unsure as to their tax position should seek their own professional advice.

Taxation of US residents

     As discussed in more detail under “Withholding tax” below, no UK withholding tax will be required in relation to interest payments on the Issuer Notes provided that the Issuer Notes are and remain at all times listed on a recognised stock exchange, which includes the London Stock Exchange.

     As discussed in more detail under “Direct assessment of non-UK resident holders of Issuer Notes to UK tax on interest” below, a noteholder who is resident in the US for US tax purposes and who is not resident in the UK for UK tax purposes will not be subject to UK tax by direct assessment unless such noteholder carries on a trade, profession or vocation through a branch or agency in the UK in connection with which payments on the Issuer Notes are received or to which the Issuer Notes are attributable and where that noteholder is a company, unless that noteholder carries on a trade in the UK through a permanent establishment in connection with which the payments on the Issuer Notes are received or to which the Issuer Notes are attributable.

     Subject as set out in the rest of this paragraph, residents of the US who are not subject to UK tax by direct assessment are generally not subject to tax in the UK on payments on the Issuer Notes under the terms of the double tax treaty between the US and the UK (the “Treaty”) provided that the amounts paid on the Issuer Notes do not exceed the return on comparable debt instruments. To the extent that the amounts paid do exceed such a return, the UK may tax the excess in accordance with UK domestic law. In order for such US residents to avoid being subject to tax in the UK on such payments, they must satisfy the requirements of the Limitation on Benefits article of the Treaty and the necessary administrative formalities must be completed. Treaty relief will not be available where a payment on the Issuer Notes is attributable to a permanent establishment of the noteholder situated in the UK or if certain other exceptions apply.

Back to Contents

Taxation of Funding, the Issuer and Trustees

     As discussed in more detail below under “UK taxation of Funding and the Issuer”, Funding and the Issuer will generally be subject to UK corporation tax, currently at a rate of 30 per cent., on the profit reflected in their respective profit and loss accounts as increased by the amounts of any non deductible expenses or losses.

     As discussed in more detail below under “UK taxation of the Trustees”, Trustees will have no liability to UK tax in relation to amounts which it receives on behalf of Funding or the seller under the mortgages trust.

     Except as described in the preceding paragraphs (and as further developed in the corresponding sections below), no views are expressed as regards UK taxation in relation to the Issuer Notes, the parties to the transaction, or any aspects of the transaction.

Withholding tax

     There will be no UK withholding tax in relation to interest payments on the Issuer Notes provided that, so far as concerns deduction by the Issuer or its paying agents, the Issuer Notes are listed (and remain so listed) on a “recognised stock exchange”, as defined in Section 841 of the Income and Corporation Taxes Act 1988 (“ICTA”). On the basis of H.M. Revenue & Customs’ published interpretation of the relevant legislation, securities which are to be listed on a stock exchange in the UK will satisfy this requirement if they are listed by a competent authority in the UK and are admitted to trading on a recognised stock exchange in the UK. The London Stock Exchange is currently a recognised stock exchange for this purpose. Noteholders should be aware that H.M. Revenue & Customs is able to obtain information about individual holders of the Issuer Notes to whom or, in certain circumstances, for whose benefit interest is paid. Information so obtained may, in certain circumstances, be exchanged by H.M. Revenue & Customs with the tax authorities of the jurisdiction in which the relevant noteholder is resident for tax purposes.

     If the Issuer Notes cease to be listed on a recognised stock exchange, an amount must be withheld on account of UK income tax at the lower rate (currently 20 per cent.) from interest paid on them, subject to any direction to the contrary from H.M. Revenue & Customs in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty or to the interest being paid to the persons (including companies within the charge to UK corporation tax) and in the circumstances specified in sections 349A to 349D of ICTA.

     Under European Union Directive (2003/48/EC) regarding the taxation of savings income, member states are required, beginning July 1, 2005, to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person within its jurisdiction to an individual resident in another member state. However, for a transitional period, Austria, Belgium and Luxembourg will instead impose a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

Direct assessment of non-UK resident holders of Issuer Notes to UK tax on interest

     The interest on the Issuer Notes has a UK source. Accordingly, payments on the Issuer Notes will in principle be within the charge to UK tax even if paid without withholding or deduction. However, such payments will not be chargeable to UK tax in the hands of a noteholder who is not resident for tax purposes in the UK unless such holder carries on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the payments are received or to which the Issuer Notes are 39

Back to Contents

attributable (and where that noteholder is a company, unless that noteholder carries on a trade in the UK through a permanent establishment in connection with which the payments are received or to which the Issuer Notes are attributable), in which case (subject to exemptions for interest received by certain categories of agent such as some brokers and investment managers) tax may be levied on the UK branch, agency or permanent establishment as the case may be (unless the provisions of an applicable double tax treaty apply to allow relief from such tax).

Taxation of returns: companies within the charge to UK corporation tax

     Noteholders who are within the charge to UK corporation tax (other than authorised unit trusts) will normally be subject to tax on all profits and gains (whether attributable to currency fluctuations or otherwise), including interest arising on or in connection with the Issuer Notes under the loan relationship rules contained in the Finance Act 1996. Any such profits and gains will generally fall to be calculated in accordance with the statutory accounting treatment of the Issuer Notes in the hands of the relevant noteholder, and will generally be charged to tax as income in respect of each accounting period to which they are allocated, in accordance with that accounting treatment. Relief may be available in respect of losses (including any foreign exchange losses) or for related expenses on a similar basis.

Taxation of returns: other noteholders

     Noteholders who are not within the charge to UK corporation tax and who are resident or ordinarily resident in the UK for UK tax purposes or who carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest on the Issuer Notes is received or to which the Issuer Notes are attributable will generally be liable to UK tax on the amount of any interest received in respect of the Issuer Notes. The series 3 Issuer Notes will not be qualifying corporate bonds within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992, and therefore a disposal of such an Issuer Note by such a noteholder may give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax.

     A disposal of Issuer Notes by a noteholder who is resident or ordinarily resident in the UK for UK tax purposes or who carries on a trade in the UK through a branch or agency to which the Issuer Notes are attributable may also give rise to a charge to tax on income in respect of an amount representing interest accrued on the Issuer Notes since the preceding payment date. For Issuer Notes which constitute variable rate securities, taxation in respect of such a disposal will be computed on the basis that such amount as H.M. Revenue & Customs considers to be just and reasonable will be treated as accrued income.

However, the transferee of a variable rate security will not be entitled to any relief on such amount. All of the Issuer Notes will constitute variable rate Issuer Notes for this purpose.

Stamp duty and stamp duty reserve tax

     No UK stamp duty or stamp duty reserve tax is payable on the issue or transfer of the offered global Issuer Notes or on the issue or transfer of an Issuer Note in definitive form.

UK taxation of Funding and the Issuer

     Funding and the Issuer will generally be subject to UK corporation tax, currently at a rate of 30 per cent., on the profit reflected in their respective applicable profit and loss accounts as increased by the amounts of any non-deductible expenses or losses. In respect of Funding, the seller has confirmed that the profit in the profit and loss account drawn in accordance with UK GAAP as applicable on December 31, 2004 will not exceed 0.01 per cent. of the Funding available revenue receipts. In respect of the Issuer, the seller has confirmed that the profit in the profit and loss account drawn in accordance with UK GAAP as applicable on December 31, 2004 will not exceed 0.02 per cent. of the interest on the issuer term advances under the issuer intercompany loan. The comments made in this paragraph are subject to those set out in the risk factor “Tax payable by Funding or the Issuer may adversely affect the Issuer’s

Back to Contents

ability to make payments on the Issuer Notes”, in particular the section dealing with the interim and new regimes that H.M. Revenue & Customs are proposing to establish for securitisation companies as a consequence of their compliance with International Financial Reporting Standards (“IFRS”) (or new UK Financial Reporting Standards which reflect IFRS).

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

United States Taxation

General

     The following section summarizes the material federal income tax consequences of the purchase, ownership and disposition of the series 3 class A2 Issuer Notes, series 3 class B Issuer Notes and series 3 class C Issuer Notes (the “US Issuer Notes”) that may be relevant to a noteholder that is a “US holder” (as defined later in this section). In general, the summary assumes that a holder acquires a US Issuer Note at original issuance and holds such Note as a capital asset. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US Issuer Notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including dealers in stocks, securities or notional principal contracts; traders in securities electing to mark to market; banks, savings and loan associations and similar financial institutions; taxpayers whose functional currency is other than the US dollar; and taxpayers that hold a US Issuer Note as part of a hedge or straddle or a conversion transaction, within the meaning of section 1258 of the US Internal Revenue Code of 1986, as amended (the “Code”). In addition, this summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

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

Back to Contents

     The US Issuer Notes will not be qualifying assets in the hands of domestic savings and loan associations, real estate investment trusts, or REMICs under sections 7701(a)(19)(C), 856(c)(5)(B) or 860G(a)(3) of the Code, respectively.

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

US Issuer Notes as debt of Funding

     The US Internal Revenue Service could possibly seek to characterize the series 3 class A2 Issuer Notes, series 3 class B Issuer Notes and series 3 class C Issuer Notes as ownership interests in the issuer series 3A2 term AAA advance, the issuer series 3 term AA advance and the issuer series 3 term BBB advance, respectively, rather than as debt of the Issuer. If the US Internal Revenue Service were successful in such a characterization, a US holder of a US Issuer Note would be treated as owning (i) a pro rata share of the related issuer term advance between Funding and the Issuer (“related advance”), which will be treated as debt for US federal income tax purposes and (ii) an interest in the related issuer currency swap. Treasury regulations permit taxpayers meeting certain requirements to integrate a debt instrument and a related currency hedge and to treat them for most tax purposes as if they were a synthetic debt instrument having the terms of the debt instrument and hedge combined. Integrating the related advance and issuer currency swap would create a synthetic debt instrument having the characteristics of the US Issuer Notes and hence would produce largely the same result as if the US Issuer Notes were not recharacterized as debt of Funding.

     The integration regulations apply only if a taxpayer creates a record identifying the debt instrument and hedge on or before the close of the date the hedge is entered into. The Issuer will create a record that is intended to provide such identification effective for each US holder as of the date of acquisition of a US Issuer Note. By its acquisition of a US Issuer Note, each US holder will be treated as having appointed the Issuer as its agent for this purpose. The US Internal Revenue Service could challenge the effectiveness of such an identification made on behalf of a group of taxpayers. The integration rules would not apply to a US holder that is related to the Issuer swap provider to the issuer currency swap.

     If the issuer currency swap terminated before the US Issuer Notes were retired, and the integration regulations applied, then a US holder may be considered to recognize gain or loss as if the holder had sold for fair market value his interest in the related advance. Moreover, for periods following such termination, the integration rules would no longer apply to the related advance except in the discretion of the US Internal Revenue Service.

Back to Contents

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

Back to Contents

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not applicable.

PART III

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

     Not applicable.

Item 19. Exhibits

     The following documents are filed as part of the Annual Report on Form 20-F:

1.	Exhibit 1: a copy of the Memorandum and Articles of Association of each of the Issuer, Funding and Trustees is incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-13576).

2.	Exhibit 2: instruments defining the rights of the security holders are incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 33313576).

3.	Exhibit 10.1: Periodic Report for the period from December 9, 2004 to January 10, 2005 (incorporated by reference from the Form 6-K previously filed on January 31, 2005).

4.	Exhibit 10.2: Periodic Report for the period from January 11, 2005 to February 8, 2005 (incorporated by reference from the Form 6-K previously filed on March 1, 2005).

Back to Contents

5.	Exhibit 10.3: Periodic Report for the period from February 9, 2005 to March 8, 2005 (incorporated by reference from the Form 6-K previously filed on March 18, 2005).

6.	Exhibit 10.4: Periodic Report for the period from March 9, 2005 to April 8, 2005 (incorporated by reference from the Form 6-K previously filed on April 28, 2005).

7.	Exhibit 10.5: Periodic Report for the period from April 9, 2005 to May 9, 2005 (incorporated by reference from the Form 6-K previously filed on May 31, 2001).

8.	Exhibit 10.6: Periodic Report for the period from May 10, 2005 to June 8, 2005 (incorporated by reference from the Form 6-K previously filed on June 24, 2005).

9.	Exhibit 10.7: Periodic Report for the period from June 9, 2005 to July 8, 2005 (incorporated by reference from the Form 6-K previously filed on August 25, 2005).

10.	Exhibit 10.8: Periodic Report for the period from July 9, 2005 to August 8, 2005 (incorporated by reference from the Form 6-K previously filed on September 8, 2005).

11.	Exhibit 10.9: Periodic Report for the period from August 9, 2005 to September 8, 2005 (incorporated by reference from the Form 6-K previously filed on October 4, 2005).

12.	Exhibit 10.10: Periodic Report for the period from September 9, 2005 to October 10, 2005 (incorporated by reference from the Form 6-K previously filed on November 2, 2005).

13.	Exhibit 10.11: Periodic Report for the period from October 11, 2005 to November 8, 2005 (incorporated by reference from the Form 6-K previously filed on November 23, 2005).

14.	Exhibit 10.12: Periodic Report for the period from November 9, 2005 to December 8, 2005 (incorporated by reference from the Form 6-K previously filed on December 22, 2005).

15.	Exhibit 10.13: Periodic Report for the period from December 9, 2005 to January 9, 2006 (incorporated by reference from the Form 6-K previously filed on January 17, 2006).

16.	Exhibit 10.14: Profit and Loss Accounts and Balance Sheets for the period ended January 18, 2005 (incorporated by reference from the Form 6-K previously filed on February 28, 2005).

17.	Exhibit 10.15: Profit and Loss Accounts and Balance Sheets for the period ended April 15, 2005 (incorporated by reference from the Form 6-K previously filed on May 31, 2005).

18.	Exhibit 10.16: Profit and Loss Accounts and Balance Sheets for the period ended July 15, 2005 (incorporated by reference from the Form 6-K previously filed on August 25, 2005).

19.	Exhibit 10.17: Profit and Loss Accounts and Balance Sheets for the period ended October 17, 2005 (incorporated by reference from the Form 6-K previously filed on November 11, 2005).

20.	Exhibit 10.18: Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2006 (incorporated by reference from the Form 6-K previously filed on June 20, 2006).

21.	Exhibit 10.19: Report and Accounts for Holmes Financing (No. 4) PLC for the year ended December 31, 2005.

Back to Contents

22.	Exhibit 10.20: Report and Accounts for Holmes Funding Limited for the year ended December 31, 2005.

23.	Exhibit 10.21: Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2005.

24.	Exhibit 12.1: Certificate pursuant to section 302 of the Sarbanes-Oxley Act 2002.

25.	Exhibit 13.1: Certificate pursuant to section 906 of the Sarbanes-Oxley Act 2002.

Back to Contents

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES TRUSTEES LIMITED

By: /s/ Martin McDermott

Name: Martin McDermott
Title: Director

HOLMES FUNDING LIMITED

By: /s/ Martin McDermott

Name: Martin McDermott
Title: Director

HOLMES FINANCING (NO. 4) PLC

By: /s/ Martin McDermott

Name: Martin McDermott
Title: Director

Dated: June 27, 2006

Back to Contents

EXHIBIT INDEX

•
Exhibit 1: a copy of the Memorandum and Articles of Association of each of the Issuer, Funding and Trustees is incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-13576).

•	Exhibit 2: instruments defining the rights of the security holders are incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333 13576).

•	Exhibit 10.1: Periodic Report for the period from December 9, 2004 to January 10, 2005 (incorporated by reference from the Form 6-K previously filed on January 31, 2005).

•	Exhibit 10.2: Periodic Report for the period from January 11, 2005 to February 8, 2005 (incorporated by reference from the Form 6-K previously filed on March 1, 2005).

•	Exhibit 10.3: Periodic Report for the period from February 9, 2005 to March 8, 2005 (incorporated by reference from the Form 6-K previously filed on March 18, 2005).

•	Exhibit 10.4: Periodic Report for the period from March 9, 2005 to April 8, 2005 (incorporated by reference from the Form 6-K previously filed on April 28, 2005).

•	Exhibit 10.5: Periodic Report for the period from April 9, 2005 to May 9, 2005 (incorporated by reference from the Form 6-K previously filed on May 31, 2001).

•	Exhibit 10.6: Periodic Report for the period from May 10, 2005 to June 8, 2005 (incorporated by reference from the Form 6-K previously filed on June 24, 2005).

•	Exhibit 10.7: Periodic Report for the period from June 9, 2005 to July 8, 2005 (incorporated by reference from the Form 6-K previously filed on August 25, 2005).

•	Exhibit 10.8: Periodic Report for the period from July 9, 2005 to August 8, 2005 (incorporated by reference from the Form 6-K previously filed on September 8, 2005).

•	Exhibit 10.9: Periodic Report for the period from August 9, 2005 to September 8, 2005 (incorporated by reference from the Form 6-K previously filed on October 4, 2005).

•	Exhibit 10.10: Periodic Report for the period from September 9, 2005 to October 10, 2005 (incorporated by reference from the Form 6-K previously filed on November 2, 2005).

•	Exhibit 10.11: Periodic Report for the period from October 11, 2005 to November 8, 2005 (incorporated by reference from the Form 6-K previously filed on November 23, 2005).

•	Exhibit 10.12: Periodic Report for the period from November 9, 2005 to December 8, 2005 (incorporated by reference from the Form 6-K previously filed on December 22, 2005).

•	Exhibit 10.13: Periodic Report for the period from December 9, 2005 to January 9, 2006 (incorporated by reference from the Form 6-K previously filed on January 17, 2006).

•	Exhibit 10.14: Profit and Loss Accounts and Balance Sheets for the period ended January 18, 2005 (incorporated by reference from the Form 6-K previously filed on February 28, 2005).

Back to Contents

•	Exhibit 10.15: Profit and Loss Accounts and Balance Sheets for the period ended April 15, 2005 (incorporated by reference from the Form 6-K previously filed on May 31, 2005).

•	Exhibit 10.16: Profit and Loss Accounts and Balance Sheets for the period ended July 15, 2005 (incorporated by reference from the Form 6-K previously filed on August 25, 2005).

•	Exhibit 10.17: Profit and Loss Accounts and Balance Sheets for the period ended October 17, 2005 (incorporated by reference from the Form 6-K previously filed on November 11, 2005).

•	Exhibit 10.18: Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2006 (incorporated by reference from the Form 6-K previously filed on June 20, 2006).

•	Exhibit 10.19: Report and Accounts for Holmes Financing (No. 4) PLC for the year ended December 31, 2005.

•	Exhibit 10.20: Report and Accounts for Holmes Funding Limited for the year ended December 31, 2005.

•	Exhibit 10.21: Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2005.

•	Exhibit 12.1: Certificate pursuant to section 302 of the Sarbanes-Oxley Act 2002.

•	Exhibit 13.1: Certificate pursuant to section 906 of the Sarbanes-Oxley Act 2002.