Form 20-F
period 2005-12-31
HOLMES FUNDING LTD; HOLMES TRUSTEES LTD; HOLMES FINANCING NO 6 PLC
filed 2006-06-27
CIK 1118916, 1118921, 1186321

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
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 333-99349
Holmes Financing (No. 6) PLC	Holmes Funding Limited	Holmes Trustees Limited
(Exact name of Registrant as Specified in its Charter)
United Kingdom	United Kingdom	United Kingdom
(Jurisdiction of Incorporation or Organization)
Abbey National House	Abbey National House	Abbey National House
2 Triton Square	2 Triton Square	2 Triton Square
Regent’s Place	Regent’s Place	Regent’s Place
London NW1 3AN	London NW1 3AN	London NW1 3AN
United Kingdom	United Kingdom	United Kingdom
(011-44-20) 7756 6302/5	(011-44-20) 7756 6302/5	(011-44-20) 7756 6302/5
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class	Name of each exchange on which registered
$1,000,000,000 Series 4 Class A1 Asset Backed Floating Rate Notes (1)	None
$40,000,000 Series 4 Class B Asset Backed Floating Rate Notes (1)	None
$69,000,000 Series 4 Class C Asset Backed Floating Rate Notes (1)	None
£641,026,000 Series 4A1 Term AAA Advance (2)	None
£25,642,000 Series 4 Term AA Advance (2)	None
£44,231,000 Series 4 Term BBB Advance (2)	None
Funding Interest in the Mortgages Trust (3)	None
(1)	Holmes Financing (No. 6) PLC is the registrant for the Series 4 Issuer Notes.
(2)	Holmes Funding Limited is the registrant for the Term Advances, and has issued those term advances to Holmes Financing (No. 6) PLC. The Term Advances are the primary source of payments on the Series 4 Issuer Notes.
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

Back to Contents

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17      Item 18      Financial statements attached as Exhibits

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes      No

Back to Contents

Back to Contents

PRESENTATION OF INFORMATION

     This Annual Report on Form 20-F relates to Holmes Financing (No. 6) PLC (the “Issuer”) and the following securities (the “Issuer Notes”), which were issued pursuant to a trust deed dated November 7, 2002 (the “Issuer Trust Deed”), between the Issuer and The Chase Manhattan Bank, London Branch, as note trustee (the “Note Trustee”):

•	$1,000,000,000 Series 4 Class A1 Asset Backed Floating Rate Notes Due October 2009
•	$40,000,000 Series 4 Class B Asset Backed Floating Rate Notes Due July 2040
•	$69,000,000 Series 4 Class C Asset Backed Floating Rate Notes Due July 2040

     This Annual Report on Form 20-F also relates to the following advances made pursuant to the loan confirmation intercompany loan agreement dated November 7, 2002 (the “Intercompany Loan Agreement”), between the Issuer, Holmes Funding Limited (“Funding”), and The Chase Manhattan Bank, London Branch, as security trustee and agent bank:

•	£641,026,000 Series 4A1 Term AAA Advance
•	£25,642,000 Series 4 Term AA Advance
•	£44,231,000 Series 4 Term BBB Advance

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

     Capitalized terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement on Form S-11 relating to the securities (file number 333-99349).

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

Item 3. Key Information

A. Selected Financial Information

     Each of the Issuer, Funding and Trustees incorporates by reference and attaches hereto as exhibits the following reports, filed on Form 6-K, which include all financial information relating to the securities that is relevant to holders of the Issuer Notes:

•	Periodic Report for the period from December 9, 2004 to January 10, 2005.
	•	Periodic Report for the period from January 11, 2005 to February 8, 2005.
	•	Periodic Report for the period from February 9, 2005 to March 8, 2005.
	•	Periodic Report for the period from March 9, 2005 to April 8, 2005.
	•	Periodic Report for the period from April 9, 2005 to May 9, 2005.
	•	Periodic Report for the period from May 10, 2005 to June 8, 2005.
	•	Periodic Report for the period from June 9, 2005 to July 8, 2005.
	•	Periodic Report for the period from July 9, 2005 to August 8, 2005.
	•	Periodic Report for the period from August 9, 2005 to September 9, 2005.
	•	Periodic Report for the period from September 10, 2005 to October 10, 2005.
	•	Periodic Report for the period from October 11, 2005 to November 8, 2005.
	•	Periodic Report for the period from November 9, 2005 to December 8, 2005.
	•	Periodic Report for the period from December 9, 2005 to January 9, 2006.
	•	Profit and Loss Accounts and Balance Sheets for the period ended January 18, 2005.
	•	Profit and Loss Accounts and Balance Sheets for the period ended April 15, 2005.
	•	Profit and Loss Accounts and Balance Sheets for the period ended July 15, 2005.
	•	Profit and Loss Accounts and Balance Sheets for the period ended October 17, 2005.

Back to Contents

The following document is also incorporated by reference from reports filed on Form 6-K:

•	Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2006

The following documents are filed as exhibits to this Annual Report on Form 20-F:

•	Report and Accounts for Holmes Financing (No. 6) PLC for the year ended December 31, 2005.
•	Report and Accounts for Holmes Funding Limited for the year ended December 31, 2005.
•	Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2005.

B. Capitalization and Indebtedness

     Not applicable to annual reports on Form 20-F.

C. Reasons for the Offer and Use of Proceeds

     Not applicable to annual reports on Form 20-F.

D. Risk Factors

The Issuer Notes do not represent an obligation and are not the responsibility of any person other than the Issuer

     The Issuer Notes do not represent an obligation and are not the responsibility of any of Abbey National plc or any of its affiliates, Barclays Bank PLC, Barclays Capital Inc., J.P. Morgan Securities Inc., J.P. Morgan Securities Ltd. or any of their respective affiliates, Citibank, N.A., the other issuers, Trustees, the Note Trustee or any other party to the transaction other than the Issuer.

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

     However, there is no assurance that any lower numbered series of Issuer Notes will be redeemed before a higher numbered series of Issuer Notes. Redemption of the Issuer Notes is ultimately dependent on, among other things, repayment and redemptions on the loans and on the term advance rating of the issuer term advances. Further, if on any interest payment date, amounts are due and payable in respect of an earlier alphabetised class of Issuer Notes of any series and amounts are payable in respect of one or more later alphabetised class of Issuer Notes of any series, then payments of principal will be made on the earlier alphabetised class of Issuer Notes in priority to payments of principal on the later alphabetised class or classes of Issuer Notes. See “Subordination of other note classes may not protect noteholders from all risk of loss.”

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

The other issuers, the Funding swap provider and the other start-up loan providers already share in the security granted by Funding to the Issuer, which may adversely affect payments on the Issuer Notes

     Funding has entered into the other intercompany loan agreements and it also entered into eight startup loan agreements with the start-up loan provider and the security trustee. Funding used part of the proceeds of these start-up loans to fund the first reserve fund.

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

     then, the other term A advances of each series proportionally and equally, until all of those term A term advances are fully repaid; and

     then, the issuer term BBB advances and the other term BBB advances of each series proportionally and equally, until all of those term BBB term advances are fully repaid.

Back to Contents

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

then, the series 2 term AAA advance made by Holmes Financing (No. 4) PLC until that series 2 AAA advance is fully repaid;

then, the series 3A1 term AAA advance made by Holmes Financing (No. 5) PLC until that series 3A1 term AAA advance is fully repaid;

then, in no order of priority between them but in proportion to the respective amounts due, the series 3 term AAA advance and the series 4 term AAA advances made by the Issuer and the series 4 term AAA advance made by Holmes Financing (No. 4) PLC, until all of those term AAA advances are fully repaid;

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

then, in no order of priority between them but in proportion to the respective amounts due, the series 4 term AAA advance made by Holmes Financing (No. 2) PLC, the series 3 term AAA advance made by Holmes Financing (No. 3) PLC, the series 3 term AAA advances made by Holmes Financing (No. 4) PLC, the series 3A2 term AAA advance made by Holmes Financing (No. 5) PLC, the series 5 term AAA advance made by the Issuer, the series 4 term AAA advances made by Holmes Financing (No. 7) PLC and the series 4 term AAA advances made by Holmes Financing (No. 8) PLC, until all of those term AAA advances are fully repaid;

then, the issuer term AA advances and the other term AA advances, in no order of priority between them but in proportion to the respective amounts due, until all of those term AA advances are fully repaid;

Back to Contents

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

A loan will be subject to a product switch if the borrower and the seller agree on or the servicer issues an offer for, and the borrower accepts, a variation in the financial terms and conditions applicable to the relevant borrower’s loan, other than:

•	any variation agreed with a borrower to control or manage arrears on the loan;

•	any variation in the maturity date of the loan unless, while the previous intercompany load made by Holmes Financing (No. 1) PLC is outstanding, it is extended beyond July 2038;
•	any variation imposed by statute;

•	any variation of the rate of interest payable in respect of the loan where that rate is offered to the borrowers of more than 10 per cent. by outstanding principal amount of loans comprised in the trust property in any interest period; or

•	any variation in the frequency with which the interest payable in respect of the loan is charged.

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

Back to Contents

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

Issuer Notes may be subject to risk if the trust property deteriorates

If the loans comprising the trust property do not perform as expected, the Issuer Notes may not be

Back to Contents

repaid in full; provided that, following the occurrence of a non-asset trigger event (but prior to enforcement), the Issuer Notes will be redeemed by reference to their final maturity date; and provided further that both following the occurrence of an asset trigger event (but prior to enforcement) and following enforcement of the Issuer security, the Issuer Notes will be repaid pro rata within each class, following the occurrence of a non-asset trigger event (but prior to enforcement), the Issuer Notes will be redeemed by reference to their final maturity date; and provided further that both following the occurrence of an asset trigger event (but prior to enforcement) and following enforcement of the Issuer security, the Issuer Notes will be repaid according pro rata within each class.

Noteholders may be subject to risks relating to exchange rates on the Issuer Notes

Investors will pay for the series 4 Issuer Notes in US dollars, but the issuer term advances to be made by the Issuer to Funding and repayments of principal and payments of interest by Funding to the Issuer under the issuer intercompany loan will be in sterling.

To hedge its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure, on the closing date the Issuer will enter into the issuer dollar currency swaps for the series 4 Issuer Notes with the issuer dollar currency swap providers.

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Set-off risks in relation to flexible loans, delayed cashbacks and reward cashbacks may adversely affect the funds available to the Issuer to repay the Issuer Notes

As described under “There may be risks associated with the fact that Trustees has no legal title to the mortgages which may adversely affect payments on the Issuer Notes,” the seller has made, and in the future may make, an equitable assignment of the mortgages, or in the case of the Scottish mortgages

Back to Contents

transfer of the beneficial interest in the Scottish mortgages, to Trustees, with legal title being retained by the seller. Therefore, the rights of Trustees may be subject to the direct rights of the borrowers against the seller, including rights of set-off existing prior to notification to the borrowers of the assignment of the mortgages. Such set-off rights may occur if the seller fails to advance to a borrower a drawing under a flexible loan when the borrower is entitled to draw additional amounts under a flexible loan or if the seller fails to pay to a borrower any delayed cashback or reward cashback which the seller had agreed to pay to that borrower after completion of the relevant loan.

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

A borrower may also attempt to set off against his or her mortgage payments an amount greater than the amount of his or her damages claim (or analagous right in Scotland). In that case, the servicer will be entitled to take enforcement proceedings against the borrower although the period of non-payment by the borrower is likely to continue until a judgment is obtained.

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

Independent set-off risks which a borrower has against the seller may adversely affect the funds available to the Issuer to repay the Issuer Notes

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

A court order under Section 126 of the CCA is necessary to enforce a mortgage securing a loan, further advance or credit agreement to the extent that it is regulated by the CCA or to be treated as such. In dealing with such application, the court has the power, if it appears to do so, to amend a loan, further advance or credit agreement or to impose conditions upon its performance or to make a time order (for example, giving extra time for arrears to be cleared).

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

Back to Contents

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

No assurance can be given that additional regulations from the Office of Fair Trading, the Financial Services Authority or any other regulatory authority will not arise with regard to the mortgage market in the United Kingdom generally, the seller’s particular sector in that market or specifically in relation to the seller. Any such action or developments may have a material adverse effect on the loans, the seller, the Issuer and/or the servicer and their respective businesses and operations. This may adversely affect our ability to make payments in full on the Issuer Notes when due.

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

Back to Contents

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

The DTI published in February 2005 a consultation paper on the European Commission’s amended form of the proposed Directive, and in June 2005 a summary of responses to this consultation. In July 2005, the European Commission published a Green Paper on mortgage credit, in which it announced its intention that loans secured by a land mortgage will be excluded from the proposed Directive but will be covered by any initiatives resulting from the Green Paper process. In October 2005, the European Commission published a further amended form of the proposed Directive, which provides that (subject to certain exceptions) loans not exceeding €50,000 will be regulated, but that loans secured by a land mortgage will be excluded from the proposed Directive. The proposed Directive, which may be further substantially amended before it is brought into effect, is unlikely to come into force before mid-2006, and member states will then have a further two years in which to bring national implementing legislation into force. In March 2006 the DTI released a further consultation paper, the deadline for responses was 10 May 2006.

Back to Contents

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

The FSA has agreed with the OFT to take responsibility for the enforcement of the UTCCR in mortgage agreements. In May 2005, the FSA issued a statement of good practice on fairness of terms in consumer contracts, which is relevant to firms authorised and regulated by the FSA in relation to products and services within the FSA’s regulatory scope. This statement considers, among other things, borrowers who are locked in, for example, by an early repayment charge that is considered to be a penalty. This statement provides that, for locked-in borrowers, a firm may consider drafting the contract to permit a change in the contract to be made only where any lock-in clause is not exercised.

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

Back to Contents

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

     The UK corporation tax position of the Issuer and Funding, however, also depends to a significant extent on the accounting treatment applicable to it. From 1st January, 2005, the accounts of the Issuer are required to comply with International Financial Reporting Standards (“IFRS”) or with new UK Financial Reporting Standards reflecting IFRS (“new UK GAAP”). Funding has chosen to comply with IFRS. There is a concern that companies such as the Issuer and Funding might, under either IFRS or new UK GAAP, suffer timing differences that could result in profits or losses for accounting purposes, and accordingly for tax purposes (unless tax legislation provides otherwise), which bear little or no relationship to the company’s cash position. However, the Finance Act 2005 (which received royal assent on 7th April, 2005) requires “securitisation companies” to prepare tax computations for accounting periods beginning on or after 1st January, 2005 and ending before 1st January, 2007 on the basis of UK GAAP as applicable up to 31st December, 2004, notwithstanding the requirement to prepare statutory accounts under IFRS or new UK GAAP. The Finance Bill 2006 provides that this temporary tax basis available to “securitisation companies” is to be extended for a further year (i.e. to periods of account

Back to Contents

ending on or before 31st December, 2007). On the basis of the definition of “securitisation company” as currently drafted for these purposes, the Issuer and Funding will each qualify as such a company.

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

     In the United States, the federal banking regulators have proposed to require about the 20 largest US banking organisations to use the most advanced approaches of Basel II; other US banks with sophisticated systems may voluntarily elect to adopt Basel II advanced approaches subject to regulatory approval. Most US banks initially would not be subject to Basel II and would continue to follow existing US risk-based capital rules with certain modifications to be determined (a proposal known as “Basel I-A.”). The US is not adopting Basel II’s simpler approaches, as the existing US framework based on Basel I is not equivalent to Basel II. Implementation of Basel II in the United States is also targeted to begin on January 1, 2009, one year later than in Europe. This one year “gap” and other differences in the application or interpretation between the US, the EU and other jurisdictions in which the Abbey group has operations could represent challenges for the bank in implementing Basel II.

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

Back to Contents

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

     The law in England and Wales relating to the re-characterisation of fixed charges is unsettled. The fixed charges purported to be granted by the Issuer and Funding (other than by way of assignment in security) will take effect under English law only as floating charges if it is determined that the security trustee does not exert sufficient control over the relevant account, or the proceeds thereof, for the security to be said to “fix” over those assets. As the Issuer and Funding are signatories to the accounts, there is a risk that a court will consider that the security trustee does not exert a sufficient degree of control to ensure that the charges over those accounts are held to be fixed charges. If the charges take effect as floating charges instead of fixed charges, then certain matters, which are given priority over floating charges by law, will be given priority over the claims of the floating chargeholder.

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

Back to Contents

     The officers’ certificate of compliance of the Issuer, executed by two directors of the Issuer is filed as Exhibit 10.18 to this Annual Report on Form 20-F. The certificate of compliance contains a statement that during the period from November 7, 2002 to April 30, 2006, to the best of the knowledge and belief of the signatories, the Issuer has complied with all its obligations contained in the Issuer Trust Deed and each of the Transaction Documents (as defined in the Issuer Trust Deed) to which it is a party. It also contains a statement that as at April 30, 2006, there did not exist and had not existed since November 7, 2002, any Note Event of Default (as defined in the Issuer Trust Deed).

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

Back to Contents

Issuer

Name	Business Address	Business Occupation

Martin McDermott	Wilmington Trust SP Services	Executive Director of
	(London) Limited	Wilmington Trust SP Services
	Tower 42	(London) Limited
25 Old Broad Street
London EC2N 1HQ
Wilmington Trust SP Services	Wilmington Trust SP Services	Management of special purpose
(London) Limited	(London) Limited	companies
Tower 42
25 Old Broad Street
London EC2N 1HQ
David Green	Abbey National House	Finance Director, Banking,
	2 Triton Square	Abbey National plc
Regent’s Place
London NW1 3AN
Funding

Name	Business Address	Business Occupation

Martin McDermott	Wilmington Trust SP Services	Executive Director of
	(London) Limited	Wilmington Trust SP Services
	Tower 42	(London) Limited
25 Old Broad Street
London EC2N 1HQ
Wilmington Trust SP Services	Wilmington Trust SP Services	Management of special purpose
(London) Limited	(London) Limited	companies
Tower 42
25 Old Broad Street
London EC2N 1HQ
David Green	Abbey National House	Finance Director, Banking,
	2 Triton Square	Abbey National plc
Regent’s Place
London NW1 3AN
Trustees

Name	Business Address	Business Occupation

Martin McDermott	Wilmington Trust SP Services	Executive Director of
	(London) Limited	Wilmington Trust SP Services
	Tower 42	(London) Limited
25 Old Broad Street
London EC2N 1HQ
Wilmington Trust SP Services	Wilmington Trust SP Services	Management of special purpose
(London) Limited	(London) Limited	companies
Tower 42
25 Old Broad Street
London EC2N 1HQ
David Green	Abbey National House	Finance Director, Banking,
	2 Triton Square	Abbey National plc
Regent’s Place

Back to Contents

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

Back to Contents

     Not applicable.

B. Plan of Distribution

     Not applicable to annual reports on Form 20-F.

C. Markets

     The principal trading market for each class of Issuer Notes is the London Stock Exchange. The Issuer Notes have been listed on the London Stock Exchange since November 8, 2001.

D. Selling Shareholders

     Not applicable to annual reports on Form 20-F.

E. Dilution

     Not applicable to annual reports on Form 20-F.

F. Expenses of the Issue

     Not applicable to annual reports on Form 20-F.

Item 10. Additional Information

A. Share Capital

     Not applicable to annual reports on Form 20-F.

B. Memorandum and Articles of Association

     Not applicable.

C. Material Contracts

     Not applicable other than with respect to contracts relating to the securities, which were described in the Registration Statement on Form S-11 relating to the securities (file number 333-99349).

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

Back to Contents

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

Back to Contents

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

     Under European Union Directive (2003/48/EC) regarding the taxation of savings income, member states are required, from July 1, 2005, to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person within its jurisdiction to an individual resident in another member state. However, for a transitional period, Austria, Belgium and Luxembourg will instead impose a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

Direct assessment of non-UK resident holders of Issuer Notes to UK tax on interest

     The interest on the Issuer Notes has a UK source. Accordingly, payments on the Issuer Notes will in principle be within the charge to UK tax even if paid without withholding or deduction. However, such payments will not be chargeable to UK tax in the hands of a noteholder who is not resident for tax purposes in the UK unless such holder carries on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the payments are received or to which the Issuer Notes are attributable (and where that noteholder is a company, unless that noteholder carries on a trade in the UK through a permanent establishment in connection with which the payments are received or to which the Issuer Notes are attributable), in which case (subject to exemptions for interest received by certain categories of agent such as some brokers and investment managers) tax may be levied on the UK branch, agency or permanent establishment as the case may be (unless the provisions of an applicable double tax treaty apply to allow relief from such tax).

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

Taxation of returns: other noteholders

Back to Contents

     Noteholders who are not within the charge to UK corporation tax and who are resident or ordinarily resident in the UK for UK tax purposes or who carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest on the Issuer Notes is received or to which the Issuer Notes are attributable will generally be liable to UK tax on the amount of any interest received in respect of the Issuer Notes. The series 4 Issuer Notes will not be qualifying corporate bonds within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992, and therefore a disposal of such an Issuer Note by such a noteholder may give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax.

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

UK taxation of Funding and the Issuer

     Funding and the Issuer will generally be subject to UK corporation tax, currently at a rate of 30 per cent., on the profit reflected in their respective applicable profit and loss accounts as increased by the amounts of any non-deductible expenses or losses. In respect of Funding, the seller has confirmed that the profit in the profit and loss account drawn in accordance with UK GAAP as applicable on December 31, 2004 will not exceed 0.01 per cent. of the Funding available revenue receipts. In respect of the Issuer, the seller has confirmed that the profit in the profit and loss account drawn in accordance with UK GAAP as applicable on December 31, 2004 will not exceed 0.02 per cent. of the interest on the issuer term advances under the issuer intercompany loan. The comments made in this paragraph are subject to those set out in the risk factor “Tax payable by Funding or the Issuer may adversely affect the Issuer’s ability to make payments on the Issuer Notes”, in particular the section dealing with the interim and new regimes that H.M. Revenue & Customs are proposing to establish for securitisation companies as a consequence of their compliance with International Financial Reporting Standards (“IFRS”) (or new UK Financial Reporting Standards which reflect IFRS).

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

United States Taxation

General

     The following section summarizes the material federal income tax consequences of the purchase, ownership and disposition of the series 4 class A1 Issuer Notes, series 4 class B Issuer Notes and series 4 class C Issuer Notes (the “US Issuer Notes”) that may be relevant to a noteholder that is a “US holder”

Back to Contents

(as defined later in this section). In general, the summary assumes that a holder acquires a US Issuer Note at original issuance and holds such Note as a capital asset. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US Issuer Notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including dealers in stocks, securities or notional principal contracts; traders in securities electing to mark to market; banks, savings and loan associations and similar financial institutions; taxpayers whose functional currency is other than the US dollar; and taxpayers that hold a US Issuer Note as part of a hedge or straddle or a conversion transaction, within the meaning of section 1258 of the US Internal Revenue Code of 1986, as amended (the “Code”). In addition, this summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

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

Back to Contents

relating to market discount or bond premium. US holders should consult their own advisors regarding the tax consequences of these rules.

US Issuer Notes as debt of Funding

     The U.S. Internal Revenue Service could possibly seek to characterize, series 4 class A1 Issuer Notes, series 4 class B Issuer Notes and series 4 class C Issuer Notes as ownership interests in the issuer series 4A1 term AAA advance, the issuer series 4 term AA advance and the issuer series 4 term BBB advance respectively, rather than as debt of the Issuer. If the US Internal Revenue Service were successful in such a characterization, a US holder of a US Issuer Note would be treated as owning (i) a pro rata share of the related issuer term advance between Funding and the Issuer (“related advance”), which will be treated as debt for US federal income tax purposes and (ii) an interest in the related issuer currency swap. Treasury regulations permit taxpayers meeting certain requirements to integrate a debt instrument and a related currency hedge and to treat them for most tax purposes as if they were a synthetic debt instrument having the terms of the debt instrument and hedge combined. Integrating the related advance and issuer currency swap would create a synthetic debt instrument having the characteristics of the US Issuer Notes and hence would produce largely the same result as if the US Issuer Notes were not recharacterized as debt of Funding.

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

Back to Contents

H. Documents on Display

The Issuer, Funding and Trustees are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and are therefore required to file reports, including annual reports on Form 20–F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s public reference rooms in Washington, DC, New York, NY and Chicago, IL. Please call the Commission at +1–800–732–0330 for further information on the public reference rooms. Any filings we make electronically will be made available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

I. Subsidiary Information

Not applicable to annual reports on Form 20–F.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

See the Periodic Reports referred to in “Item 3.A. – Selected Financial Information.”

Item 12. Description of Securities Other than Equity Securities

Not applicable to annual reports on Form 20–F.

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

Back to Contents

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

The following documents are filed as part of the Annual Report on Form 20–F:

1.	Exhibit 1: a copy of the Memorandum and Articles of Association of each of the Issuer, Funding and Trustees is incorporated by reference from the previously filed Registration Statement on Form S–11 relating to the securities (file number 333–99349).

2.	Exhibit 2: instruments defining the rights of the security holders are incorporated by reference from the previously filed Registration Statement on Form S–11 relating to the securities (file number 333–99349).

3.	Exhibit 10.1: Periodic Report for the period from December 9, 2004 to January 10, 2005 (incorporated by reference from the Form 6–K previously filed on January 31, 2005).

4.	Exhibit 10.2: Periodic Report for the period from January 11, 2005 to February 8, 2005 (incorporated by reference from the Form 6–K previously filed on March 1, 2005).

5.	Exhibit 10.3: Periodic Report for the period from February 9, 2005 to March 8, 2005 (incorporated by reference from the Form 6–K previously filed on March 18, 2005).

6.	Exhibit 10.4: Periodic Report for the period from March 9, 2005 to April 8, 2005 (incorporated by reference from the Form 6–K previously filed on April 28, 2005).

7.	Exhibit 10.5: Periodic Report for the period from April 9, 2005 to May 9, 2005 (incorporated by reference from the Form 6–K previously filed on May 31, 2001).

8.	Exhibit 10.6: Periodic Report for the period from May 10, 2005 to June 8, 2005 (incorporated by reference from the Form 6–K previously filed on June 24, 2005).

9.	Exhibit 10.7: Periodic Report for the period from June 9, 2005 to July 8, 2005 (incorporated by reference from the Form 6–K previously filed on August 25, 2005).

10.	Exhibit 10.8: Periodic Report for the period from July 9, 2005 to August 8, 2005 (incorporated by reference from the Form 6–K previously filed on September 8, 2005).

11.	Exhibit 10.9: Periodic Report for the period from August 9, 2005 to September 8, 2005 (incorporated by reference from the Form 6–K previously filed on October 4, 2005).

Back to Contents

12.	Exhibit 10.10: Periodic Report for the period from September 9, 2005 to October 10, 2005 (incorporated by reference from the Form 6–K previously filed on November 2, 2005).

13.	Exhibit 10.11: Periodic Report for the period from October 11, 2005 to November 8, 2005 (incorporated by reference from the Form 6–K previously filed on November 23, 2005).

14.	Exhibit 10.12: Periodic Report for the period from November 9, 2005 to December 8, 2005 (incorporated by reference from the Form 6–K previously filed on December 22, 2005).

15.	Exhibit 10.13: Periodic Report for the period from December 9, 2005 to January 9, 2006 (incorporated by reference from the Form 6–K previously filed on January 17, 2006).

16.	Exhibit 10.14: Profit and Loss Accounts and Balance Sheets for the period ended January 18, 2005 (incorporated by reference from the Form 6–K previously filed on February 28, 2005).

17.	Exhibit 10.15: Profit and Loss Accounts and Balance Sheets for the period ended April 15, 2005 (incorporated by reference from the Form 6–K previously filed on May 31, 2005).

18.	Exhibit 10.16: Profit and Loss Accounts and Balance Sheets for the period ended July 15, 2005 (incorporated by reference from the Form 6–K previously filed on August 25, 2005).

19.	Exhibit 10.17: Profit and Loss Accounts and Balance Sheets for the period ended October 17, 2005 (incorporated by reference from the Form 6–K previously filed on November 11, 2005).

20.	Exhibit 10.18: Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2006 (incorporated by reference from the Form 6–K previously filed on June 20, 2006).

21.	Exhibit 10.19: Report and Accounts for Holmes Financing (No. 6) PLC for the year ended December 31, 2005

22.	Exhibit 10.20: Report and Accounts for Holmes Funding Limited for the year ended December 31, 2005.

23.	Exhibit 10.21: Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2005

24.	Exhibit 12.1: Certificate pursuant to section 302 of the Sarbanes–Oxley Act 2002.

25.	Exhibit 13.1: Certificate pursuant to section 906 of the Sarbanes–Oxley Act 2002.

Back to Contents

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the registrant certifies that it meets all the requirements for filing on Form 20–F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES TRUSTEES LIMITED

By:	/s/ Martin McDermott

Name: Martin McDermott
Title: Director

HOLMES FUNDING LIMITED

By:	/s/ Martin McDermott

Name: Martin McDermott
Title: Director

HOLMES FINANCING (NO. 6) PLC

By:	/s/ Martin McDermott

Name: Martin McDermott
Title: Director

Dated: June 27, 2006

Back to Contents

EXHIBIT INDEX

•
Exhibit 1: a copy of the Memorandum and Articles of Association of each of the Issuer, Funding and Trustees is incorporated by reference from the previously filed Registration Statement on Form S–11 relating to the securities (file number 333–99349).

•	Exhibit 2: instruments defining the rights of the security holders are incorporated by reference from the previously filed Registration Statement on Form S–11 relating to the securities (file number 333–99349).

•	Exhibit 10.1: Periodic Report for the period from December 9, 2004 to January 10, 2005 (incorporated by reference from the Form 6–K previously filed on January 31, 2005).

•	Exhibit 10.2: Periodic Report for the period from January 11, 2005 to February 8, 2005 (incorporated by reference from the Form 6–K previously filed on March 1, 2005).

•	Exhibit 10.3: Periodic Report for the period from February 9, 2005 to March 8, 2005 (incorporated by reference from the Form 6–K previously filed on March 18, 2005).

•	Exhibit 10.4: Periodic Report for the period from March 9, 2005 to April 8, 2005 (incorporated by reference from the Form 6–K previously filed on April 28, 2005).

•	Exhibit 10.5: Periodic Report for the period from April 9, 2005 to May 9, 2005 (incorporated by reference from the Form 6–K previously filed on May 31, 2001).

•	Exhibit 10.6: Periodic Report for the period from May 10, 2005 to June 8, 2005 (incorporated by reference from the Form 6–K previously filed on June 24, 2005).

•	Exhibit 10.7: Periodic Report for the period from June 9, 2005 to July 8, 2005 (incorporated by reference from the Form 6–K previously filed on August 25, 2005).

•	Exhibit 10.8: Periodic Report for the period from July 9, 2005 to August 8, 2005 (incorporated by reference from the Form 6–K previously filed on September 8, 2005).

•	Exhibit 10.9: Periodic Report for the period from August 9, 2005 to September 8, 2005 (incorporated by reference from the Form 6–K previously filed on October 4, 2005).

•	Exhibit 10.10: Periodic Report for the period from September 9, 2005 to October 10, 2005 (incorporated by reference from the Form 6–K previously filed on November 2, 2005).

•	Exhibit 10.11: Periodic Report for the period from October 11, 2005 to November 8, 2005 (incorporated by reference from the Form 6–K previously filed on November 23, 2005).

•	Exhibit 10.12: Periodic Report for the period from November 9, 2005 to December 8, 2005 (incorporated by reference from the Form 6–K previously filed on December 22, 2005).

•	Exhibit 10.13: Periodic Report for the period from December 9, 2005 to January 9, 2006 (incorporated by reference from the Form 6–K previously filed on January 17, 2006).

•	Exhibit 10.14: Profit and Loss Accounts and Balance Sheets for the period ended January 18, 2005 (incorporated by reference from the Form 6–K previously filed on February 28, 2005).

Back to Contents

•	Exhibit 10.15: Profit and Loss Accounts and Balance Sheets for the period ended April 15, 2005 (incorporated by reference from the Form 6–K previously filed on May 31, 2005).

•	Exhibit 10.16: Profit and Loss Accounts and Balance Sheets for the period ended July 15, 2005 (incorporated by reference from the Form 6–K previously filed on August 25, 2005).

•	Exhibit 10.17: Profit and Loss Accounts and Balance Sheets for the period ended October 17, 2005 (incorporated by reference from the Form 6–K previously filed on November 11, 2005).

•	Exhibit 10.18: Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2006 (incorporated by reference from the Form 6–K previously filed on June 20, 2006).

•	Exhibit 10.19: Report and Accounts for Holmes Financing (No. 6) PLC for the year ended December 31, 2005.

•	Exhibit 10.20: Report and Accounts for Holmes Funding Limited for the year ended December 31, 2005.

•	Exhibit 10.21: Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2005.

•	Exhibit 12.1: Certificate pursuant to section 302 of the Sarbanes–Oxley Act 2002.

•	Exhibit 13.1: Certificate pursuant to section 906 of the Sarbanes–Oxley Act 2002.