Form 20-F
period 2005-12-31
HOLMES FUNDING LTD; HOLMES TRUSTEES LTD; HOLMES FINANCING NO 7 PLC
filed 2006-06-27
CIK 1118916, 1118921, 1218064

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
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 333-103179
Holmes Financing (No. 7) PLC	Holmes Funding Limited	Holmes Trustees Limited
(Exact name of Registrant as Specified in its Charter)
United Kingdom	United Kingdom	United Kingdom
(Jurisdiction of Incorporation or Organization)
Abbey National House	Abbey National House	Abbey National House
2 Triton Square	2 Triton Square	2 Triton Square
Regent’s Place	Regent’s Place	Regent’s Place
London NW1 3AN	London NW1 3AN	London NW1 3AN
United Kingdom	United Kingdom	United Kingdom
(011-44-20) 7756 6302/5	(011-44-20) 7756 6302/5	(011-44-20) 7756 6302/5
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class	Name of each exchange on which registered

$500,000,000 Series 3 Class A Asset Backed Floating Rate Notes (1)	None

£321,000,000 Series 3 Term AAA Advance (2)	None

Funding Interest in the Mortgages Trust (3)	None

(1)	Holmes Financing (No. 7) PLC is the registrant for the Series 3 Class A Issuer Notes.
(2)	Holmes Funding Limited is the registrant for the Term Advances, and has issued those term advances to Holmes Financing (No. 7) PLC. The Term Advances are the primary source of payments on the Series 3 Class A Issuer Notes.
(3)	Holmes Trustees Limited is the registrant for the Funding Interest in the Mortgages Trust and is holding the Funding Interest on behalf of Holmes Funding Limited.

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

Yes     No

Back to Contents

PRESENTATION OF INFORMATION

This Annual Report on Form 20-F relates to Holmes Financing (No. 7) PLC (the “Issuer”) and the following securities (the “Issuer Notes”), which were issued pursuant to a trust deed dated March 26, 2003 (the “Issuer Trust Deed”), between the Issuer and The Chase Manhattan Bank, London Branch, as note trustee (the “Note Trustee”):

•	$500,000,000 Series 3 Class A Asset Backed Floating Rate Notes Due July 2020

This Annual Report on Form 20-F also relates to the following advances made pursuant to the loan confirmation intercompany loan agreement dated March 26, 2003 (the “Intercompany Loan Agreement”), between the Issuer, Holmes Funding Limited (“Funding”), and The Chase Manhattan Bank, London Branch, as security trustee and agent bank:

•	£321,000,000 Series 3 Term AAA Advance

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

Capitalized terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement on Form S-11 relating to the securities (file number 333-103179).

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

Back to Contents

FORWARD-LOOKING STATEMENTS

This annual report may contain forward-looking statements. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects" and words of similar meaning are also forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; product development efforts; the effects of changes or prospective changes in regulation; and trends in results, operations and overall market trends.

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

• Report and Accounts for Holmes Financing (No. 7) PLC for the year ended December 31, 2005.

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

D. Risk Factors

The Issuer Notes do not represent an obligation and are not the responsibility of any person other than the Issuer

The Issuer Notes do not represent an obligation and are not the responsibility of any of Abbey National plc or any of its affiliates, Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., Barclays Bank PLC, UBS Limited, J.P. Morgan Securities Ltd., Salomon Brothers International Limited or any of their respective affiliates, Citibank, N.A., the other issuers, Trustees, the Note Trustee or any other party to the transaction other than the Issuer.

The Issuer has a limited set of resources available to it to make payments on the Issuer Notes

The Issuer’s ability to make payments of principal and interest on the Issuer Notes and to pay its operating and administrative expenses will depend primarily on the funds being received under the issuer intercompany loan. In addition, the Issuer will rely on the issuer dollar currency swaps and the issuer euro currency swaps to hedge the currency exposure with respect to the Issuer Notes.

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

On the final repayment date of the issuer intercompany loan any outstanding amounts in respect of the term AA advances and the term A advances will be extinguished, which would cause a loss on the class B Issuer Notes and the class M Issuer Notes still outstanding

The transaction has been structured in the expectation that on the final repayment date of the intercompany loan in 2040, the interest and principal due and payable on the term AA advances and the term A advances should be an amount equal to the sum available to pay all outstanding interest and/or principal (including interest and/or principal deferred and unpaid) on the term AA advances and the term A advances (after paying amounts of a higher order of priority as required by the Funding priority of payments).

If there is a shortfall between the amount available to pay such interest and/or principal and the amount required to pay all outstanding interest and/or principal on the term AA advances and the term A

Back to Contents

advances, then the shortfall will be deemed to be not due and payable under the Intercompany Loan Agreement and the Issuer will not have any claim against Funding for the shortfall.

If there is such a shortfall in interest and/or principal payments under the Intercompany Loan Agreement, noteholders may not receive the full amount of interest and/or principal which would otherwise be due and payable on the class B Issuer Notes or the class M Issuer Notes outstanding.

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

There is no assurance that the subordination rules will protect the holders of the Issuer notes from all risk of loss

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

Back to Contents

It is anticipated that Funding 2 would issue notes directly to investors from time to time backed by its share of the trust property. Current noteholders would not have a direct or indirect interest in Funding 2’s share of the trust property.

Amendments would be made to a number of the issuer transaction documents as a result of the inclusion of Funding 2 as a beneficiary of the mortgages trust. In particular (but without limitation), amendments would be made to:

•	the mortgage sale agreement to enable the purchase by Funding 2 of interests in the trust property;

•	the mortgages trust deed (i) to establish Funding 2 as a beneficiary of the trust, (ii) to enable changes in Funding 2’s share of the trust property from time to time and (iii) to regulate the distribution of interest and principal receipts in the trust property to Funding 2 and the other beneficiaries; and

•	the cash management agreement to regulate the application of monies to Funding 2.

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

The order in which Funding pays principal and interest to the Issuer on the issuer term advances and to any new issuer on the new term advances will depend primarily on the designated ratings of those term advances. In general, the term advances with the highest term advance rating will be paid ahead of lower rated term advances, subject to their relative scheduled repayment dates. For example, Funding will pay interest due on the issuer term AAA advances proportionally and equally with the interest due on any new term AAA advances and ahead of payments of interest due on any term advance with a lower term advance rating than AAA (including, for the avoidance of doubt, any issuer term AA advance and any issuer term A advance). Similarly, Funding will, in general, repay principal amounts due on the issuer term advances and any new term advances in accordance with their respective term advance ratings, subject to their relative scheduled repayment dates. For example, principal repayments due on an issuer term AAA advance generally will be made before principal repayments due on a new term AA advance. This principle is subject to a number of exceptions, however, which are designed primarily to provide some protection that scheduled repayments of principal on the issuer term advances will not materially affect payments of principal on the previous term advances and in turn would not be materially affected by payments of principal on any new term advances.

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

The order in which Funding pays principal and interest to the Issuer on the issuer term advances and to the other issuers on the term advances depends primarily on the designated ratings of those term advances. In general, term advances with the highest term advance rating will be paid ahead of lower rated term advances subject to their relative scheduled repayment dates. For example, Funding will pay interest due on the issuer term AAA advances proportionally and equally with the interest due on any previous term AAA advances and ahead of payments of interest due on any term advance with a lower term advance rating than AAA (including, for the avoidance of doubt, any term AA advance, term A advance or term BBB advance). Similarly, Funding will, in general, repay principal amounts due on the issuer term advances and the term advances in accordance with their respective term advance ratings. For example, principal repayments due on an issuer term AAA advance generally will be made before principal repayments due on a previous term AA advance. This principle is subject to a number of exceptions, however, which are designed primarily to provide some protection that scheduled repayments of principal on the issuer term advances will not materially affect payments of principal on the previous term advances and on new term advances and in turn would not be materially affected by payments of principal on the previous term advances and any new term advances.

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

During any relevant cash accumulation period for any relevant term AAA advance, no repayments of principal will be made on the issuer term AA advances or the issuer term A advances. This means that there will be no corresponding repayments of principal on the class B Issuer Notes or the class M Issuer Notes.

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

then, the issuer term A advances of each series proportionally and equally, until all of those term A term advances are fully repaid; and

then, the other term BBB advances of each series proportionally and equally, until all of those other term BBB term advances are fully repaid.

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

then, the series 2 term AAA advance made by Holmes Financing (No. 4) PLC until that series 2 term AAA advance is fully repaid;

then, the series 3A1 term AAA advance made by Holmes Financing (No. 5) PLC until that series 3A1 term AAA advance is fully repaid;

then, in no order of priority between them but in proportion to the respective amounts due, the series 3 term AAA advance and the series 4 term AAA advances made by Holmes Financing (No. 6) PLC and the series 4 term AAA advance made by Holmes Financing (No. 4) PLC, until all of those term AAA advances are fully repaid;

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

then, the series 4 term AAA advance made by Holmes Financing (No. 9) PLC until that series 2 term AAA advance is fully repaid;

then, the series 3 term AAA advance made by Holmes Financing (No. 8) PLC until that series 3 term AAA advance is fully repaid;

then, the series 3 term AAA advance made by the Issuer until that series 3 term AAA advance is fully repaid;

then, the series 3 term AAA advances made by Holmes Financing (No. 9) PLC until those series 3 term AAA advances are fully repaid;

then, the series 3 term AAA advance made by Holmes Financing (No. 2) PLC until that series 3 term AAA advance is fully repaid;

then, in no order of priority between them but in proportion to the respective amounts due, the series 4 term AAA advance made by Holmes Financing (No. 2) PLC, the series 3 term AAA advance made by Holmes Financing (No. 3) PLC, the series 3 term AAA advances made by Holmes Financing (No. 4) PLC, the series 3A2 term AAA advance made by Holmes Financing (No. 5) PLC, the series 5 term AAA advance made by Holmes Financing (No. 6) PLC, the series 4 term AAA advances made by the Issuer and the series 4 term AAA advances made by Holmes Financing (No. 8) PLC, until all of those term AAA advances are fully repaid;

then, the issuer term AA advances and the other term AA advances, in no order of priority between them but in proportion to the respective amounts due, until all of those term AA advances are fully repaid;

Back to Contents

then, the issuer term A advances in no order of priority between them but in proportion to the respective amounts due, until all of those term A advances are fully repaid; and

finally, the other term BBB advances, in no order of priority between them but in proportion to the respective amounts due, until all of those other term BBB advances are fully repaid.

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

Subordination of other note classes may not protect noteholders from all risk of loss

The class B Issuer Notes and class M Issuer Notes were subordinated in right of payment of interest to the class A Issuer Notes.

There is no assurance that these subordination rules will protect the holders of class A Issuer Notes from all risk of loss.

Principal payments on the class B Issuer Notes and the class M Issuer Notes will be deferred in some circumstances

Principal repayments on the issuer term AA advances and/or the issuer term A advances will be deferred in the following circumstances:

•	if a principal loss has been recorded on the principal deficiency ledger in respect of any term AA advances or any term A advances; or

•	if the first reserve fund has been debited on or prior to the relevant interest payment date for the purposes of curing a principal deficiency in respect of any term AA advances or any term A advances and the first reserve fund has not been replenished by a corresponding amount on the relevant interest payment date; or

•	if, as at the relevant interest payment date, the total outstanding principal balance of loans in the mortgages trust, in respect of which the aggregate amount in arrear is more than three times the monthly payment then due, is more than five per cent. of the total outstanding principal balance of loans in the mortgages trust.

In these circumstances, the issuer term A advances and, as applicable, the issuer term AA advances will not be entitled to principal repayments: (i) until the relevant circumstance as described in this risk factor has been remedied (if ever); or (ii) during such times that there are any term AAA advances outstanding.

This means that payments of principal on the class M Issuer Notes of all series and, as applicable, the class B Issuer Notes of all series, will be deferred until the earlier of the time when the relevant circumstance described in this risk factor has been remedied (if ever), the date on which the term AAA advances are repaid in full and the maturity date of the relevant Issuer Notes.

Series 3 class A Issuer Notes may be subject to risk if the trust property deteriorates

If the loans comprising the trust property do not perform as expected, then the series 3 class A Issuer Notes may not be repaid in full; provided that, following the occurrence of a non-asset trigger event

Back to Contents

(but prior to enforcement), the Issuer Notes will be redeemed by reference to their final maturity date; and provided further that both following the occurrence of an asset trigger event (but prior to enforcement) and following enforcement of the Issuer security, the Issuer Notes will be repaid pro rata within their class, following the occurrence of a non-asset trigger event (but prior to enforcement), the Issuer Notes will be redeemed by reference to their final maturity date; and provided further that both following the occurrence of an asset trigger event (but prior to enforcement) and following enforcement of the Issuer security, the Issuer Notes will be repaid according pro rata within their class.

Noteholders may be subject to risks relating to exchange rates on the Issuer Notes

Investors will pay for the series 3 class A Issuer Notes in US dollars, but the issuer term advances to be made by the Issuer to Funding and repayments of principal and payments of interest by Funding to the Issuer under the issuer intercompany loan will be in sterling.

To hedge its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure, on the closing date the Issuer will enter into the issuer dollar currency swaps for the series 3 class A Issuer Notes with the issuer dollar currency swap providers.

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

The Issuer and Funding cannot give noteholders any assurance that Funding will have the funds available to make that payment or that the Issuer will have sufficient funds available to make any termination payment under any of its issuer swaps or to make payments to noteholders in respect of the relevant series and class of Issuer Notes. Nor can the Issuer give noteholders any assurance that it will be able to enter into a replacement swap, or if one is entered into, that the credit rating of the replacement issuer swap provider will be sufficiently high to prevent a downgrading of the then current ratings of the Issuer Notes by the rating agencies.

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

Back to Contents

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

The Issuer relies on third parties to perform services in relation to the Issuer Notes, and noteholders may be adversely affected if they fail to perform their obligations

The Issuer is a party to contracts with a number of other third parties that have agreed to perform services in relation to the Issuer Notes. For example, the issuer liquidity facility provider has agreed to provide it with the issuer liquidity facility and the issuer dollar currency swap providers and the issuer euro currency swap provider have agreed to provide their swaps, the corporate services provider has agreed to provide corporate services and the paying agents and the agent bank have agreed to provide payment and calculation services in connection with the Issuer Notes. In the event that any of these parties were to fail to perform their obligations under the respective agreements to which they are a party, noteholders may be adversely affected.

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

Funding will use principal receipts that would have been applied to repay the term advances with the lowest term advance rating to pay interest on those other term advances and senior expenses described in the preceding paragraph where there is a shortfall of monies to pay those amounts. At the closing date, the relevant term advances with the lowest term advance rating include the issuer term A advances. As a result of using principal to repay interest and senior expenses in this manner, there will be less principal available to repay the issuer term A advances.

Back to Contents

Funding will be obliged to keep a ledger that records any principal applied to pay interest and senior expenses. When the amount recorded on the ledger is equal to the principal amount outstanding of the term A advances, then Funding will use principal receipts that would have been applied to repay the term advance with the next lowest ranking term advance rating to pay interest on the term advances and senior expenses where there is a shortfall of money to pay those amounts. At the closing date, the term advances with the next lowest term advance rating include the issuer term AA advances. When the amount recorded on the principal deficiency ledger exceeds the principal amount outstanding on the term AA advances, Funding will use principal receipts that would have been applied to repay the term AAA advances to pay those amounts.

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

If there are insufficient funds available because of such income or principal deficiencies, then one or more of the following consequences may occur:

•	the interest and other net income of Funding may not be sufficient, after making the payments to be made in priority, to pay, in full or at all, interest due on the issuer term A advances and the issuer term AA advances;

•	there may be insufficient funds to repay any of the issuer term A advances and the issuer term AA advances prior to their final repayment dates unless the other net income of Funding is sufficient, after making other prior ranking payments, to reduce any principal deficiency in respect of the term A advances and term AA advances;

•	if the amount of principal deficiencies exceeds the principal amount outstanding of any of the term advances (and the principal deficiencies cannot be covered by the other income of Funding), then the Issuer may not receive the full principal amount of any or all of the issuer term advances and, accordingly, noteholders may not receive the full face value of the class M Issuer Notes, the class B Issuer Notes and the class A Issuer Notes, as the case may be; and/or

•	the Issuer may be unable to pay, in full or at all, interest or principal due on Issuer Notes.

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

Back to Contents

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

Set-off risks in relation to flexible loans, delayed cashbacks and reward cashbacks may adversely affect the funds available to the Issuer to repay the Issuer Notes

As described under “There may be risks associated with the fact that Trustees has no legal title to the mortgages which may adversely affect payments on the Issuer Notes,” the seller has made, and in the future may make, an equitable assignment of the mortgages, or in the case of the Scottish mortgages transfer of the beneficial interest in the Scottish mortgages, to Trustees, with legal title being retained by the seller. Therefore, the rights of Trustees may be subject to the direct rights of the borrowers against the seller, including rights of set-off existing prior to notification to the borrowers of the assignment of the mortgages. Such set-off rights may occur if the seller fails to advance to a borrower a drawing under a flexible loan when the borrower is entitled to draw additional amounts under a flexible loan or if the seller fails to pay to a borrower any delayed cashback or reward cashback which the seller had agreed to pay to that borrower after completion of the relevant loan.

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

Back to Contents

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

Back to Contents

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

Possible regulatory changes by the Office of Fair Trading, the Financial Services Authority and any other regulatory authority may have an impact on the seller, the Issuer, the servicer, and/or the loans and may adversely affect our ability to make payments when due on the Issuer Notes.

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

European Directive 2003/48/EC on the Taxation of Savings Income may adversely affect noteholders’ interests

On 1 July 2005 a European Union Directive (2003/48/EC) regarding the taxation of savings income came into force. Under the Directive, member states are required to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person within a member state’s jurisdiction to an individual in another member state, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period, unless during such period they elect otherwise (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

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

Back to Contents

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

Back to Contents

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

The officers’ certificate of compliance of the Issuer, executed by two directors of the Issuer is filed as Exhibit 10.18 to this Annual Report on Form 20-F. The certificate of compliance contains a statement that during the period from March 26, 2003 to April 30, 2006, to the best of the knowledge and belief of the signatories, the Issuer has complied with all its obligations contained in the Issuer Trust Deed and each of the Transaction Documents (as defined in the Issuer Trust Deed) to which it is a party. It also contains a statement that as at April 30, 2006, there did not exist and had not existed since March 26, 2003, any Note Event of Default (as defined in the Issuer Trust Deed).

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Not applicable.

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

Not applicable to annual reports on Form 20-F.

Item 10. Additional Information

A. Share Capital

Not applicable to annual reports on Form 20-F.

B. Memorandum and Articles of Association

Not applicable.

C. Material Contracts

Not applicable other than with respect to contracts relating to the securities, which were described in the Registration Statement on Form S-11 relating to the securities (file number 333-103179).

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

United States Taxation

General

The following section summarizes the material federal income tax consequences of the purchase, ownership and disposition of the series 3 class A Issuer Notes (the “US Issuer Notes”) that may be relevant to a noteholder that is a “US holder” (as defined later in this section). In general, the summary assumes that a holder acquires a US Issuer Note at original issuance and holds such Note as a capital asset. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US Issuer Notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including dealers in stocks, securities or notional principal contracts; traders in securities electing to mark to market; banks, savings and loan associations and similar financial institutions; taxpayers whose functional currency is other than the US dollar; and taxpayers that hold a US Issuer Note as part of a hedge or straddle or a conversion transaction, within the meaning of section 1258 of the US Internal Revenue Code of 1986, as amended (the “Code”). In addition, this summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

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

US Issuer Notes as debt of Funding

The US Internal Revenue Service could possibly seek to characterize the series 3 class A Issuer Notes as ownership interests in the issuer series 3 term AAA advance rather than as debt of the Issuer. If the US Internal Revenue Service were successful in such a characterization, a US holder of a US Issuer Note would be treated as owning (i) a pro rata share of the related issuer term advance between Funding and the Issuer (“related advance”), which will be treated as debt for US federal income tax purposes and (ii) an interest in the related issuer currency swap. Treasury regulations permit taxpayers meeting certain requirements to integrate a debt instrument and a related currency hedge and to treat them for most tax purposes as if they were a synthetic debt instrument having the terms of the debt instrument and hedge combined. Integrating the related advance and issuer currency swap would create a synthetic debt instrument having the characteristics of the US Issuer Notes and hence would produce largely the same result as if the US Issuer Notes were not recharacterized as debt of Funding.

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

Back to Contents

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

Back to Contents

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

The following documents are filed as part of the Annual Report on Form 20-F:

1.	Exhibit 1: a copy of the Memorandum and Articles of Association of each of the Issuer, Funding and Trustees is incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-103179).

2.	Exhibit 2: instruments defining the rights of the security holders are incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333- 103179).

Back to Contents

3.	Exhibit 10.1: Periodic Report for the period from December 9, 2004 to January 10, 2005 (incorporated by reference from the Form 6-K previously filed on January 31, 2005).

4.	Exhibit 10.2: Periodic Report for the period from January 11, 2005 to February 8, 2005 (incorporated by reference from the Form 6-K previously filed on March 1, 2005).

5.	Exhibit 10.3: Periodic Report for the period from February 9, 2005 to March 8, 2005 (incorporated by reference from the Form 6-K previously filed on March 18, 2005).

6.	Exhibit 10.4: Periodic Report for the period from March 9, 2005 to April 8, 2005 (incorporated by reference from the Form 6-K previously filed on April 28, 2005).

7.	Exhibit 10.5: Periodic Report for the period from April 9, 2005 to May 9, 2005 (incorporated by reference from the Form 6-K previously filed on May 31, 2001).

8.	Exhibit 10.6: Periodic Report for the period from May 10, 2005 to June 8, 2005 (incorporated by reference from the Form 6-K previously filed on June 24, 2005).

9.	Exhibit 10.7: Periodic Report for the period from June 9, 2005 to July 8, 2005 (incorporated by reference from the Form 6-K previously filed on August 25, 2005).

10.	Exhibit 10.8: Periodic Report for the period from July 9, 2005 to August 8, 2005 (incorporated by reference from the Form 6-K previously filed on September 8, 2005).

11.	Exhibit 10.9: Periodic Report for the period from August 9, 2005 to September 8, 2005 (incorporated by reference from the Form 6-K previously filed on October 4, 2005).

12.	Exhibit 10.10: Periodic Report for the period from September 9, 2005 to October 10, 2005 (incorporated by reference from the Form 6-K previously filed on November 2, 2005).

13.	Exhibit 10.11: Periodic Report for the period from October 11, 2005 to November 8, 2005 (incorporated by reference from the Form 6-K previously filed on November 23, 2005).

14.	Exhibit 10.12: Periodic Report for the period from November 9, 2005 to December 8, 2005 (incorporated by reference from the Form 6-K previously filed on December 22, 2005).

15.	Exhibit 10.13: Periodic Report for the period from December 9, 2005 to January 9, 2006 (incorporated by reference from the Form 6-K previously filed on January 17, 2006).

16.	Exhibit 10.14: Profit and Loss Accounts and Balance Sheets for the period ended January 18, 2005 (incorporated by reference from the Form 6-K previously filed on February 28, 2005).

17.	Exhibit 10.15: Profit and Loss Accounts and Balance Sheets for the period ended April 15, 2005 (incorporated by reference from the Form 6-K previously filed on May 31, 2005).

18.	Exhibit 10.16: Profit and Loss Accounts and Balance Sheets for the period ended July 15, 2005 (incorporated by reference from the Form 6-K previously filed on August 25, 2005).

19.	Exhibit 10.17: Profit and Loss Accounts and Balance Sheets for the period ended October 17, 2005 (incorporated by reference from the Form 6-K previously filed on November 11, 2005).

Back to Contents

20.	Exhibit 10.18: Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2006 (incorporated by reference from the Form 6-K previously filed on June 20, 2006).

21.	Exhibit 10.19: Report and Accounts for Holmes Financing (No. 7) PLC for the year ended December 31, 2005.

22.	Exhibit 10.20: Report and Accounts for Holmes Funding Limited for the year ended December 31, 2005.

23.	Exhibit 10.21: Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2005.

24.	Exhibit 12.1: Certificate pursuant to section 302 of the Sarbanes-Oxley Act 2002.

25.	Exhibit 13.1: Certificate pursuant to section 906 of the Sarbanes-Oxley Act 2002.

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

HOLMES FINANCING (NO. 7) PLC

By:	/s/ Martin McDermott

Name: Martin McDermott Title: Director

Dated: June 27, 2006

Back to Contents

EXHIBIT INDEX

•	Exhibit 1: a copy of the Memorandum and Articles of Association of each of the Issuer, Funding and Trustees is incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-103179).

•	Exhibit 2: instruments defining the rights of the security holders are incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-103179).

•	Exhibit 10.1: Periodic Report for the period from December 9, 2004 to January 10, 2005 (incorporated by reference from the Form 6-K previously filed on January 31, 2005).

•	Exhibit 10.2: Periodic Report for the period from January 11, 2005 to February 8, 2005 (incorporated by reference from the Form 6-K previously filed on March 1, 2005).

•	Exhibit 10.3: Periodic Report for the period from February 9, 2005 to March 8, 2005 (incorporated by reference from the Form 6-K previously filed on March 18, 2005).

•	Exhibit 10.4: Periodic Report for the period from March 9, 2005 to April 8, 2005 (incorporated by reference from the Form 6-K previously filed on April 28, 2005).

•	Exhibit 10.5: Periodic Report for the period from April 9, 2005 to May 9, 2005 (incorporated by reference from the Form 6-K previously filed on May 31, 2001).

•	Exhibit 10.6: Periodic Report for the period from May 10, 2005 to June 8, 2005 (incorporated by reference from the Form 6-K previously filed on June 24, 2005).

•	Exhibit 10.7: Periodic Report for the period from June 9, 2005 to July 8, 2005 (incorporated by reference from the Form 6-K previously filed on August 25, 2005).

•	Exhibit 10.8: Periodic Report for the period from July 9, 2005 to August 8, 2005 (incorporated by reference from the Form 6-K previously filed on September 8, 2005).

•	Exhibit 10.9: Periodic Report for the period from August 9, 2005 to September 8, 2005 (incorporated by reference from the Form 6-K previously filed on October 4, 2005).

•	Exhibit 10.10: Periodic Report for the period from September 9, 2005 to October 10, 2005 (incorporated by reference from the Form 6-K previously filed on November 2, 2005).

•	Exhibit 10.11: Periodic Report for the period from October 11, 2005 to November 8, 2005 (incorporated by reference from the Form 6-K previously filed on November 23, 2005).

•	Exhibit 10.12: Periodic Report for the period from November 9, 2005 to December 8, 2005 (incorporated by reference from the Form 6-K previously filed on December 22, 2005).

•	Exhibit 10.13: Periodic Report for the period from December 9, 2005 to January 9, 2006 (incorporated by reference from the Form 6-K previously filed on January 17, 2006).

•	Exhibit 10.14: Profit and Loss Accounts and Balance Sheets for the period ended January 18, 2005 (incorporated by reference from the Form 6-K previously filed on February 28, 2005).

Back to Contents

•	Exhibit 10.15: Profit and Loss Accounts and Balance Sheets for the period ended April 15, 2005 (incorporated by reference from the Form 6-K previously filed on May 31, 2005).

•	Exhibit 10.16: Profit and Loss Accounts and Balance Sheets for the period ended July 15, 2005 (incorporated by reference from the Form 6-K previously filed on August 25, 2005).

•	Exhibit 10.17: Profit and Loss Accounts and Balance Sheets for the period ended October 17, 2005 (incorporated by reference from the Form 6-K previously filed on November 11, 2005).

•	Exhibit 10.18: Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2006 (incorporated by reference from the Form 6-K previously filed on June 20, 2006).

•	Exhibit 10.19: Report and Accounts for Holmes Financing (No. 7) PLC for the year ended December 31, 2005.

•	Exhibit 10.20: Report and Accounts for Holmes Funding Limited for the year ended December 31, 2005.

•	Exhibit 10.21: Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2005.

•	Exhibit 12.1: Certificate pursuant to section 302 of the Sarbanes-Oxley Act 2002.

•	Exhibit 13.1: Certificate pursuant to section 906 of the Sarbanes-Oxley Act 2002.