Form 20-F
period 2005-12-31
HOLMES FUNDING LTD; HOLMES TRUSTEES LTD; HOLMES FINANCING NO 8 PLC
filed 2006-06-27
CIK 1118916, 1118921, 1276727

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
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 333-112028
Holmes Financing (No. 8) PLC	Holmes Funding Limited	Holmes Trustees Limited
(Exact name of Registrant as Specified in its Charter)
United Kingdom	United Kingdom	United Kingdom
(Jurisdiction of Incorporation or Organization)
Abbey National House	Abbey National House	Abbey National House
2 Triton Square	2 Triton Square	2 Triton Square
Regent’s Place	Regent’s Place	Regent’s Place
London NW1 3AN	London NW1 3AN	London NW1 3AN
United Kingdom	United Kingdom	United Kingdom
(011-44-20) 7756 6302/5	(011-44-20) 7756 6302/5	(011-44-20) 7756 6302/5
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None
 Securities registered or to be registered pursuant to Section 12(g) of the Act: None
 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each class	Name of each exchange on which registered

$1,500,000,000 Series 2 Class A Asset Backed Floating Rate Notes (1)	None

$51,000,000 Series 2 Class B Asset Backed Floating Rate Notes (1)	None

$87,000,000 Series 2 Class C Asset Backed Floating Rate Notes (1)	None

$500,000,000 Series 4 Class A2 Asset Backed Floating Rate Notes (1)	None

£811,995,886 Series 2 Term AAA Advance (2)	None

£27,607,860 Series 2 Term AA Advance (2)	None

£47,095,761 Series 2 Term BBB Advance (2)	None

£270,665,295 Series 4A2 Term AAA Advance (2)	None

Funding Interest in the Mortgages Trust (3)	None

(1)	Holmes Financing (No. 8) PLC is the registrant for the Series 2 Issuer Notes and the Series 4 Class A2 Issuer Notes.
(2)	Holmes Funding Limited is the registrant for the Term Advances, and has issued those term advances to Holmes Financing (No. 8) PLC. The Term Advances are the primary source of payments on the Series 2 Issuer Notes and the Series 4 Class A2 Issuer Notes.
(3)	Holmes Trustees Limited is the registrant for the Funding Interest in the Mortgages Trust and is holding the Funding Interest on behalf of Holmes Funding Limited.

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

Yes     No

Back to Contents

PRESENTATION OF INFORMATION

This Annual Report on Form 20-F relates to Holmes Financing (No. 8) PLC (the “Issuer”) and the following securities (the “Issuer Notes”), which were issued pursuant to a trust deed dated March 25, 2004 (the “Issuer Trust Deed”), between the Issuer and The Bank of New York, London Branch, as note trustee (the “Note Trustee”):

•	$1,500,000,000 Series 2 Class A Asset Backed Floating Rate Notes Due April 2011
•	$51,000,000 Series 2 Class B Asset Backed Floating Rate Notes Due July 2040
•	$87,000,000 Series 2 Class C Asset Backed Floating Rate Notes Due July 2040
•	$500,000,000 Series 4 Class A2 Asset Backed Floating Rate Notes Due July 2040

This Annual Report on Form 20-F also relates to the following advances made pursuant to the loan confirmation intercompany loan agreement dated March 25, 2004 (the “Intercompany Loan Agreement”), between the Issuer, Holmes Funding Limited (“Funding”), and JPMorgan Chase Bank, London Branch, as security trustee and agent bank:

•	£811,995,886 Series 2 Term AAA Advance
•	£27,607,860 Series 2 Term AA Advance
•	£47,095,761 Series 2 Term BBB Advance
•	£270,665,295 Series 4A2 Term AAA Advance

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

Capitalized terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement on Form S-11 relating to the securities (file number 333-112028).

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

Back to Contents

strategy and management objectives; product development efforts; the effects of changes or prospective changes in regulation; and trends in results, operations and overall market trends.

These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in these forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this annual report, and we do not undertake to update or revise any of them, whether as a result of new information, future events or otherwise.

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

Item 3. Key Information

A. Selected Financial Information

Each of the Issuer, Funding and Trustees incorporates by reference and attaches hereto as exhibits the following reports, filed on Form 6-K, which include all financial information relating to the securities that is relevant to holders of the Issuer Notes:

•	Periodic Report for the period from December 9, 2004 to January 10, 2005.

•	Periodic Report for the period from January 11, 2005 to February 8, 2005.

•	Periodic Report for the period from February 9, 2005 to March 8, 2005.

•	Periodic Report for the period from March 9, 2005 to April 8, 2005.

•	Periodic Report for the period from April 9, 2005 to May 9, 2005.

•	Periodic Report for the period from May 10, 2005 to June 8, 2005.

•	Periodic Report for the period from June 9, 2005 to July 8, 2005.

•	Periodic Report for the period from July 9, 2005 to August 8, 2005.

•	Periodic Report for the period from August 9, 2005 to September 9, 2005.

•	Periodic Report for the period from September 10, 2005 to October 10, 2005.

•	Periodic Report for the period from October 11, 2005 to November 8, 2005.

•	Periodic Report for the period from November 9, 2005 to December 8, 2005.

•	Periodic Report for the period from December 9, 2005 to January 9, 2006.

•	Profit and Loss Accounts and Balance Sheets for the period ended January 18, 2005.

•	Profit and Loss Accounts and Balance Sheets for the period ended April 15, 2005.

•	Profit and Loss Accounts and Balance Sheets for the period ended July 15, 2005.

•	Profit and Loss Accounts and Balance Sheets for the period ended October 17, 2005.

Back to Contents

The following document is also incorporated by reference from reports filed on Form 6-K:

•	Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2006.

The following documents are filed as exhibits to this Annual Report on Form 20-F:

•	Report and Accounts for Holmes Financing (No. 8) PLC for the year ended December 31, 2005.

•	Report and Accounts for Holmes Funding Limited for the year ended December 31, 2005.

•	Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2005.

B.	Capitalization and Indebtedness

Not applicable to annual reports on Form 20-F.

C.	Reasons for the Offer and Use of Proceeds

Not applicable to annual reports on Form 20-F.

D.	Risk Factors

The Issuer Notes do not represent an obligation and are not the responsibility of any person other than the Issuer

The Issuer Notes do not represent an obligation and are not the responsibility of any of Abbey National plc or any of its affiliates, Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., Barclays Bank PLC, UBS Limited, or any of their respective affiliates, Citibank, N.A., the other issuers, Trustees, the Note Trustee or any other party to the transaction other than the Issuer.

The Issuer has a limited set of resources available to it to make payments on the Issuer Notes

The Issuer’s ability to make payments of principal and interest on the Issuer Notes and to pay its operating and administrative expenses will depend primarily on the funds being received under the issuer intercompany loan. In addition, the Issuer will rely on the issuer dollar currency swaps and other currency swaps to hedge the currency exposure with respect to the Issuer Notes.

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

On the final repayment date of the issuer intercompany loan any outstanding amounts in respect of the term AA advances and the term BBB advances will be extinguished, which would cause a loss on the class B Issuer Notes and the class C Issuer Notes still outstanding

The transaction has been structured in the expectation that on the final repayment date of the intercompany loan in 2040, the interest and principal due and payable on the term AA advances and the term BBB advances should be an amount equal to the sum available to pay all outstanding interest and/or principal (including interest and/or principal deferred and unpaid) on the term AA advances and the term BBB advances (after paying amounts of a higher order of priority as required by the Funding priority of payments).

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

There is no assurance that the subordination rules will protect the holders of class A Issuer notes or the holders of class B Issuer Notes from all risk of loss

The transaction has been structured in the expectation that each lower numbered series of Issuer Notes will be redeemed before a higher numbered series of Issuer Notes. This means, among other things, that the series 2 Issuer Notes will be redeemed in full prior to the redemption of the series 4 class A2 Issuer Notes.

However, there is no assurance that any lower numbered series of Issuer Notes will be redeemed before a higher numbered series of Issuer Notes. Redemption of the Issuer Notes is ultimately dependent on, among other things, repayment and redemptions on the loans and on the term advance rating of the issuer term advances. Further, if on any interest payment date, amounts are due and payable in respect of an earlier alphabetised class of Issuer Notes of any series and amounts are payable in respect of one or more later alphabetised class of Issuer Notes of any series, then payments of principal will be made on the earlier alphabetised class of Issuer Notes in priority to payments of principal on the later alphabetised class or classes of Issuer Notes; provided that, for the purposes of this sentence, the Class M Issuer Notes are ranked between the Class A Issuer Notes and the Class B Issuer Notes. See “Subordination of other note classes may not protect noteholders from all risk of loss.”

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

then, in no order of priority between them but in proportion to the respective amounts due, the series 2 term AAA advance made by Holmes Financing (No. 9) PLC and the series 4 term AAA advance made by Holmes Financing (No. 1) PLC until all of those term AAA advances are fully repaid;

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

then, in no order of priority between them but in proportion to the respective amounts due, the series 4 term AAA advance made by Holmes Financing (No. 2) PLC, the series 3 term AAA advance made by Holmes Financing (No. 3) PLC, the series 3 term AAA advances made by Holmes Financing (No. 4) PLC, the series 3A2 term AAA advance made by Holmes Financing (No. 5) PLC, the series 5 term AAA advance made by Holmes Financing (No. 6) PLC, the series 4 term AAA advances made by Holmes Financing (No. 7) PLC and the series 4 term AAA advances made by the Issuer, until all of those term AAA advances are fully repaid;

Back to Contents

then, the issuer term AA advances and the other term AA advances, in no order of priority between them but in proportion to the respective amounts due, until all of those term AA advances are fully repaid;

then, the other term A advances in no order of priority between them but in proportion to the respective amounts due, until all of those term A advances are fully repaid; and

finally, the issuer term BBB advances, in no order of priority between them but in proportion to the respective amounts due, until all of those term BBB advances are fully repaid.

This order of priority of payments will change if Funding enters into new intercompany loan agreements. If a non-asset trigger event occurs, the class BBB Issuer Notes of each series will not be repaid on their scheduled redemption dates.

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

However, as described in “There is no assurance that the subordination rules will protect the holders of class A Issuer notes or the holders of class B Issuer Notes from all risk of loss”, the transaction has been structured in the expectation that the series 2 Issuer Notes will be repaid in full prior to the redemption of the series 4 class A2 Issuer Notes.

There is no assurance that these subordination rules will protect the holders of class A Issuer Notes from all risk of loss or the holders of class B Issuer Notes from all risk of loss.

Principal payments on the class B Issuer Notes and the class C Issuer Notes will be deferred in some circumstances

Principal repayments on the issuer term AA advances and/or the issuer term BBB advances will be deferred in the following circumstances:

•	if a principal loss has been recorded on the principal deficiency ledger in respect of any term AA advances or any term BBB advances; or

•	if the first reserve fund has been debited on or prior to the relevant interest payment date for the purposes of curing a principal deficiency in respect of any term AA advances or any term BBB advances and the first reserve fund has not been replenished by a corresponding amount on the relevant interest payment date; or

•	if, as at the relevant interest payment date, the total outstanding principal balance of loans in the mortgages trust, in respect of which the aggregate amount in arrear is more than three times the monthly payment then due, is more than five per cent. of the total outstanding principal balance of loans in the mortgages trust.

In these circumstances, the issuer term BBB advances and, as applicable, the issuer term AA advances will not be entitled to principal repayments: (i) until the relevant circumstance as described in this risk factor has been remedied (if ever); or (ii) during such times that there are any term AAA advances outstanding.

Back to Contents

This means that payments of principal on the class C Issuer Notes of all series and, as applicable, the class B Issuer Notes of all series, will be deferred until the earlier of the time when the relevant circumstance described in this risk factor has been remedied (if ever), the date on which the term AAA advances are repaid in full and the maturity date of the relevant Issuer Notes.

The Series 2 Issuer Notes and Series 4 Class A2 Issuer Notes may be subject to risk if the trust property deteriorates

If the loans comprising the trust property do not perform as expected, then the series 2 Issuer Notes and/or series 4 class A2 Issuer Notes may not be repaid in full; provided that, following the occurrence of a non-asset trigger event (but prior to enforcement), the Issuer Notes will be redeemed by reference to their final maturity date; and provided further that both following the occurrence of an asset trigger event (but prior to enforcement) and following enforcement of the Issuer security, the Issuer Notes of each series will be repaid according to their respective classes and pro rata within each class, following the occurrence of a non-asset trigger event (but prior to enforcement), the Issuer Notes will be redeemed by reference to their final maturity date; and provided further that both following the occurrence of an asset trigger event (but prior to enforcement) and following enforcement of the Issuer security, the Issuer Notes of each series will be repaid according to their respective classes and pro rata within each class.

Noteholders may be subject to risks relating to exchange rates on the Issuer Notes

Investors will pay for the series 2 Issuer Notes and/or series 4 class A2 Issuer Notes in US dollars, but the issuer term advances to be made by the Issuer to Funding and repayments of principal and payments of interest by Funding to the Issuer under the issuer intercompany loan will be in sterling.

To hedge its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure, on the closing date the Issuer will enter into the issuer dollar currency swaps for the series 2 Issuer Notes and/or series 4 class A2 Issuer Notes with the issuer dollar currency swap providers.

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

The amount of the claim in respect of a drawing will, in many cases, be the cost to the borrower of finding an alternative source of finance (although, in the case of flexible loan drawing, a delayed cashback or reward cashback in respect of a Scottish loan, it is possible, though regarded as unlikely, that the borrower’s right of set-off could extend to the whole amount of the additional drawing). The borrower may obtain a loan elsewhere in which case the damages would be equal to any difference in the borrowing costs together with any consequential losses, namely the associated costs of obtaining alternative funds (for example, legal fees and survey fees). If the borrower is unable to obtain an alternative loan, he or she may have a claim in respect of other losses arising from the seller’s breach of contract where there are special circumstances communicated by the borrower to the seller at the time the mortgage was taken out.

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

The Insolvency Act also contains a new out-of-court route into administration for a qualifying floating charge holder, the directors or the company itself. The relevant provisions provide for a notice period during which the holder of the floating charge can either agree to the administrator proposed by the directors of the company or appoint an alternative administrator, although the moratorium will take effect immediately after notice is given. If the qualifying floating charge holder does not respond to the directors’ notice of intention to appoint, the directors’, or as the case may be, the company’s appointee will automatically take office after the notice period has elapsed. Where the holder of a qualifying floating charge within the context of a capital market transaction retains the power to appoint an administrative receiver, such holder may prevent the appointment of an administrator (either by the new out-of-court route or by the court based procedure), by appointing an administrative receiver prior to the appointment of the administrator being completed.

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

In addition to the introduction of a prohibition on the appointment of an administrative receiver as set out above, section 176A of the Insolvency Act provides that in relation to floating charges created after September 15, 2003 any receiver (including an administrative receiver), liquidator or administrator of a company is required to make a “prescribed part” of the company’s “net property” available for the satisfaction of unsecured debts in priority to the claims of the floating charge holder. The company’s “net property” is defined as the amount of the chargor’s property which would be available for satisfaction of debts due to the holder(s) of any debentures secured by a floating charge and so refers to any floating charge realisations less any amounts payable to the preferential creditors or in respect of the fees or expenses of administration. The “prescribed part” is defined in The Insolvency Act 1986 (Prescribed Part) Order 2003 (SI 2003/2097) to be an amount equal to 50 per cent. of the first £10,000 of floating charge realisations plus 20 per cent. of the floating charge realisations thereafter, provided that such amount may not exceed £600,000.

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

Fixed charges subsequently re-characterised as floating charges may adversely affect payments on the Issuer Notes

Back to Contents

Fixed charges over bank accounts may take effect under English law as floating charges. Under the terms of the Issuer deed of charge and the Funding deed of charge respectively, the Issuer and Funding will purport to grant, among other things, fixed charges in favour of the security trustee over, in the case of the Issuer, the Issuer’s interest in the Issuer transaction account and, in the case of Funding, Funding’s interest in the Funding transaction account.

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

Back to Contents

The officers’ certificate of compliance of the Issuer, executed by two directors of the Issuer is filed as Exhibit 10.18 to this Annual Report on Form 20-F. The certificate of compliance contains a statement that during the period from April 1, 2004 to April 30, 2006, to the best of the knowledge and belief of the signatories, the Issuer has complied with all its obligations contained in the Issuer Trust Deed and each of the Transaction Documents (as defined in the Issuer Trust Deed) to which it is a party. It also contains a statement that as at April 30, 2006, there did not exist and had not existed since April 1, 2004, any Note Event of Default (as defined in the Issuer Trust Deed).

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Not applicable.

B. Liquidity and Capital Resources

Not applicable

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Not applicable.

E. Off-Balance Sheet Arrangements

Not applicable.

F. Tabular Disclosure of Contractual Obligations

Not applicable

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

Issuer
Name	Business Address	Business Occupation

Martin McDermott	Wilmington Trust SP Services	Executive Director of
	(London) Limited	Wilmington Trust SP Services
	Tower 42	(London) Limited
25 Old Broad Street
London EC2N 1HQ

Back to Contents

Name	Business Address	Business Occupation

Wilmington Trust SP Services	Wilmington Trust SP Services	Management of special purpose
(London) Limited	(London) Limited	companies
Tower 42
25 Old Broad Street
London EC2N 1HQ

David Green	Abbey National House	Finance Director, Banking,
	2 Triton Square	Abbey National plc
Regent’s Place
London NW1 3AN

Funding
Name	Business Address	Business Occupation

Martin McDermott	Wilmington Trust SP Services	Executive Director of
	(London) Limited	Wilmington Trust SP Services
	Tower 42	(London) Limited
25 Old Broad Street
London EC2N 1HQ

Wilmington Trust SP Services	Wilmington Trust SP Services	Management of special purpose
(London) Limited	(London) Limited	companies
Tower 42
25 Old Broad Street
London EC2N 1HQ

David Green	Abbey National House	Finance Director, Banking,
	2 Triton Square	Abbey National plc
Regent’s Place
London NW1 3AN

Trustees
Name	Business Address	Business Occupation

Martin McDermott	Wilmington Trust SP Services	Executive Director of
	(London) Limited	Wilmington Trust SP Services
	Tower 42	(London) Limited
25 Old Broad Street
London EC2N 1HQ

Back to Contents

Wilmington Trust SP Services	Wilmington Trust SP Services	Management of special purpose
(London) Limited	(London) Limited	companies
Tower 42
25 Old Broad Street
London EC2N 1HQ

David Green	Abbey National House	Finance Director, Banking,
	2 Triton Square	Abbey National plc
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

Back to Contents

Litigation. The Issuer knows of no material legal proceedings involving the Issuer. Funding knows of no material legal proceedings involving Funding. Trustees knows of no material legal proceedings involving Trustees or the trust.

Item 9. The Listing

A. Listing Details

Not applicable.

B. Plan of Distribution

Not applicable to annual reports on Form 20-F.

C. Markets

The principal trading market for each class of Issuer Notes is the London Stock Exchange. The Issuer Notes have been listed on the London Stock Exchange since April 1, 2004.

D. Selling Shareholders

Not applicable to annual reports on Form 20-F.

E. Dilution

Not applicable to annual reports on Form 20-F.

F. Expenses of the Issue

Not applicable to annual reports on Form 20-F.

Item 10. Additional Information

A. Share Capital

Not applicable to annual reports on Form 20-F.

B. Memorandum and Articles of Association

Not applicable.

C. Material Contracts

Not applicable other than with respect to contracts relating to the securities, which were described in the Registration Statement on Form S-11 relating to the securities (file number 333-112028).

D. Exchange Controls

None.

E. Taxation

Back to Contents

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

Back to Contents

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

Back to Contents

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

Taxation of returns: other noteholders

Noteholders who are not within the charge to UK corporation tax and who are resident or ordinarily resident in the UK for UK tax purposes or who carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest on the Issuer Notes is received or to which the Issuer Notes are attributable will generally be liable to UK tax on the amount of any interest received in respect of the Issuer Notes. The series 2 Issuer Notes and the series 4 class A2 Issuer Notes will not be qualifying corporate bonds within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992, and therefore a disposal of such an Issuer Note by such a noteholder may give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax.

A disposal of Issuer Notes by a noteholder who is resident or ordinarily resident in the UK for UK tax purposes or who carries on a trade in the UK through a branch or agency to which the Issuer Notes are attributable may also give rise to a charge to tax on income in respect of an amount representing interest accrued on the Issuer Notes since the preceding payment date. For Issuer Notes which constitute variable rate securities, taxation in respect of such a disposal will be computed on the basis that such amount as H.M. Revenue & Customs considers to be just and reasonable will be treated as accrued income. However, the transferee of a variable rate security will not be entitled to any relief on such amount. All of the Issuer Notes (except the series 2 class A Issuer Notes) will constitute variable rate Issuer Notes for this purpose.

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

Back to Contents

UK tax in relation to amounts which it receives on behalf of Funding or the seller under the mortgages trust.

United States Taxation

General

The following section summarizes the material federal income tax consequences of the purchase, ownership and disposition of the series 2 Issuer Notes and the series 4 class A2 Issuer Notes (the “US Issuer Notes”) that may be relevant to a noteholder that is a “US holder” (as defined later in this section). In general, the summary assumes that a holder acquires a US Issuer Note at original issuance and holds such Note as a capital asset. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US Issuer Notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including dealers in stocks, securities or notional principal contracts; traders in securities electing to mark to market; banks, savings and loan associations and similar financial institutions; taxpayers whose functional currency is other than the US dollar; and taxpayers that hold a US Issuer Note as part of a hedge or straddle or a conversion transaction, within the meaning of section 1258 of the US Internal Revenue Code of 1986, as amended (the “Code”). In addition, this summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

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

Back to Contents

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

US Issuer Notes as debt of Funding

The US Internal Revenue Service could possibly seek to characterize the US Issuer Notes as ownership interests in the issuer series 2 term AAA advance, the issuer series 2 term AA advance, the issuer series 2 term BBB advance and the issuer series 4A2 term AAA advance, respectively, rather than as debt of the Issuer. If the US Internal Revenue Service were successful in such a characterization, a US holder of a US Issuer Note would be treated as owning (i) a pro rata share of the related issuer term advance between Funding and the Issuer (“related advance”), which will be treated as debt for US federal income tax purposes and (ii) an interest in the related issuer currency swap. Treasury regulations permit taxpayers meeting certain requirements to integrate a debt instrument and a related currency hedge and to treat them for most tax purposes as if they were a synthetic debt instrument having the terms of the debt instrument and hedge combined. Integrating the related advance and issuer currency swap would create a synthetic debt instrument having the characteristics of the US Issuer Notes and hence would produce largely the same result as if the US Issuer Notes were not recharacterized as debt of Funding.

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

Back to Contents

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

Back to Contents

Item 16C.  Principal Accountant Fees and Services

Not applicable.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

Not applicable.

Item 19.  Exhibits

The following documents are filed as part of the Annual Report on Form 20-F:

•	Exhibit 1: a copy of the Memorandum and Articles of Association of each of the Issuer, Funding and Trustees is incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-112028).

•	Exhibit 2: instruments defining the rights of the security holders are incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-112028).

•	Exhibit 10.1: Periodic Report for the period from December 9, 2004 to January 10, 2005 (incorporated by reference from the Form 6-K previously filed on January 31, 2005).

•	Exhibit 10.2: Periodic Report for the period from January 11, 2005 to February 8, 2005 (incorporated by reference from the Form 6-K previously filed on March 1, 2005).

•	Exhibit 10.3: Periodic Report for the period from February 9, 2005 to March 8, 2005 (incorporated by reference from the Form 6-K previously filed on March 18, 2005).

•	Exhibit 10.4: Periodic Report for the period from March 9, 2005 to April 8, 2005 (incorporated by reference from the Form 6-K previously filed on April 28, 2005).

•	Exhibit 10.5: Periodic Report for the period from April 9, 2005 to May 9, 2005 (incorporated by reference from the Form 6-K previously filed on May 31, 2001).

•	Exhibit 10.6: Periodic Report for the period from May 10, 2005 to June 8, 2005 (incorporated by reference from the Form 6-K previously filed on June 24, 2005).

Back to Contents

•	Exhibit 10.7: Periodic Report for the period from June 9, 2005 to July 8, 2005 (incorporated by reference from the Form 6-K previously filed on August 25, 2005).

•	Exhibit 10.8: Periodic Report for the period from July 9, 2005 to August 8, 2005 (incorporated by reference from the Form 6-K previously filed on September 8, 2005).

•	Exhibit 10.9: Periodic Report for the period from August 9, 2005 to September 8, 2005 (incorporated by reference from the Form 6-K previously filed on October 4, 2005).

•	Exhibit 10.10: Periodic Report for the period from September 9, 2005 to October 10, 2005 (incorporated by reference from the Form 6-K previously filed on November 2, 2005).

•	Exhibit 10.11: Periodic Report for the period from October 11, 2005 to November 8, 2005 (incorporated by reference from the Form 6-K previously filed on November 23, 2005).

•	Exhibit 10.12: Periodic Report for the period from November 9, 2005 to December 8, 2005 (incorporated by reference from the Form 6-K previously filed on December 22, 2005).

•	Exhibit 10.13: Periodic Report for the period from December 9, 2005 to January 9, 2006 (incorporated by reference from the Form 6-K previously filed on January 17, 2006).

•	Exhibit 10.14: Profit and Loss Accounts and Balance Sheets for the period ended January 18, 2005 (incorporated by reference from the Form 6-K previously filed on February 28, 2005).

•	Exhibit 10.15: Profit and Loss Accounts and Balance Sheets for the period ended April 15, 2005 (incorporated by reference from the Form 6-K previously filed on May 31, 2005).

•	Exhibit 10.16: Profit and Loss Accounts and Balance Sheets for the period ended July 15, 2005 (incorporated by reference from the Form 6-K previously filed on August 25, 2005).

•	Exhibit 10.17: Profit and Loss Accounts and Balance Sheets for the period ended October 17, 2005 (incorporated by reference from the Form 6-K previously filed on November 11, 2005).

•	Exhibit 10.18: Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2006 (incorporated by reference from the Form 6-K previously filed on June 20, 2006).

•	Exhibit 10.19: Report and Accounts for Holmes Financing (No.8) PLC for the year ended December 31, 2005.

•	Exhibit 10.20: Report and Accounts for Holmes Funding Limited for the year ended December 31, 2005.

•	Exhibit 10.21: Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2005.

•	Exhibit 12.1: Certificate pursuant to section 302 of the Sarbanes-Oxley Act 2002.

•	Exhibit 13.1: Certificate pursuant to section 906 of the Sarbanes-Oxley Act 2002.

Back to Contents

•	Exhibit 15.1: Servicer compliance statement.

•	Exhibit 15.2: Attestation report of independent accountants.

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

HOLMES FINANCING (NO. 8) PLC

By:	/s/ Martin McDermott

Name: Martin McDermott
Title: Director

Dated: June 27, 2006

Back to Contents

EXHIBIT INDEX

•	Exhibit 1: a copy of the Memorandum and Articles of Association of each of the Issuer, Funding and Trustees is incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-112028).

•	Exhibit 2: instruments defining the rights of the security holders are incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-112028).

•	Exhibit 10.1: Periodic Report for the period from December 9, 2004 to January 10, 2005 (incorporated by reference from the Form 6-K previously filed on January 31, 2005).

•	Exhibit 10.2: Periodic Report for the period from January 11, 2005 to February 8, 2005 (incorporated by reference from the Form 6-K previously filed on March 1, 2005).

•	Exhibit 10.3: Periodic Report for the period from February 9, 2005 to March 8, 2005 (incorporated by reference from the Form 6-K previously filed on March 18, 2005).

•	Exhibit 10.4: Periodic Report for the period from March 9, 2005 to April 8, 2005 (incorporated by reference from the Form 6-K previously filed on April 28, 2005).

•	Exhibit 10.5: Periodic Report for the period from April 9, 2005 to May 9, 2005 (incorporated by reference from the Form 6-K previously filed on May 31, 2001).

•	Exhibit 10.6: Periodic Report for the period from May 10, 2005 to June 8, 2005 (incorporated by reference from the Form 6-K previously filed on June 24, 2005).

•	Exhibit 10.7: Periodic Report for the period from June 9, 2005 to July 8, 2005 (incorporated by reference from the Form 6-K previously filed on August 25, 2005).

•	Exhibit 10.8: Periodic Report for the period from July 9, 2005 to August 8, 2005 (incorporated by reference from the Form 6-K previously filed on September 8, 2005).

•	Exhibit 10.9: Periodic Report for the period from August 9, 2005 to September 8, 2005 (incorporated by reference from the Form 6-K previously filed on October 4, 2005).

•	Exhibit 10.10: Periodic Report for the period from September 9, 2005 to October 10, 2005 (incorporated by reference from the Form 6-K previously filed on November 2, 2005).

•	Exhibit 10.11: Periodic Report for the period from October 11, 2005 to November 8, 2005 (incorporated by reference from the Form 6-K previously filed on November 23, 2005).

•	Exhibit 10.12: Periodic Report for the period from November 9, 2005 to December 8, 2005 (incorporated by reference from the Form 6-K previously filed on December 22, 2005).

•	Exhibit 10.13: Periodic Report for the period from December 9, 2005 to January 9, 2006 (incorporated by reference from the Form 6-K previously filed on January 17, 2006).

•	Exhibit 10.14: Profit and Loss Accounts and Balance Sheets for the period ended January 18, 2005 (incorporated by reference from the Form 6-K previously filed on February 28, 2005).

Back to Contents

•	Exhibit 10.15: Profit and Loss Accounts and Balance Sheets for the period ended April 15, 2005 (incorporated by reference from the Form 6-K previously filed on May 31, 2005).

•	Exhibit 10.16: Profit and Loss Accounts and Balance Sheets for the period ended July 15, 2005 (incorporated by reference from the Form 6-K previously filed on August 25, 2005).

•	Exhibit 10.17: Profit and Loss Accounts and Balance Sheets for the period ended October 17, 2005 (incorporated by reference from the Form 6-K previously filed on November 11, 2005).

•	Exhibit 10.18: Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2006 (incorporated by reference from the Form 6-K previously filed on June 20, 2006).

•	Exhibit 10.19: Report and Accounts for Holmes Financing (No.8) PLC for the year ended December 31, 2005.

•	Exhibit 10.20: Report and Accounts for Holmes Funding Limited for the year ended December 31, 2005.

•	Exhibit 10.21: Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2005.

•	Exhibit 12.1: Certificate pursuant to section 302 of the Sarbanes-Oxley Act 2002.

•	Exhibit 13.1: Certificate pursuant to section 906 of the Sarbanes-Oxley Act 2002.

•	Exhibit 15.1: Servicer compliance statement.

•	Exhibit 15.2: Attestation report of independent accountants.