Form 20-F
period 2005-12-31
HOLMES FUNDING LTD; HOLMES TRUSTEES LTD; HOLMES FINANCING (No. 9) PLC
filed 2006-06-27
CIK 1118916, 1118921, 1296938

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
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 333-117381
Holmes Financing (No. 9) PLC	Holmes Funding Limited	Holmes Trustees Limited
(Exact name of Registrant as Specified in its Charter)
United Kingdom	United Kingdom	United Kingdom
(Jurisdiction of Incorporation or Organization)
Abbey National House	Abbey National House	Abbey National House
2 Triton Square	2 Triton Square	2 Triton Square
Regent’s Place	Regent’s Place	Regent’s Place
London NW1 3AN	London NW1 3AN	London NW1 3AN
United Kingdom	United Kingdom	United Kingdom
(011-44-20) 7756 6302/5	(011-44-20) 7756 6302/5	(011-44-20) 7756 6302/5
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each class	Name of each exchange on which registered

$1,740,000,000 Series 1 Class A Asset Backed Floating Rate Notes (1)	None

$2,175,000,000 Series 2 Class A Asset Backed Floating Rate Notes (1)	None

£1,017,901,000 Series 1 Term AAA Advance (2)	None

£1,272,376,000 Series 2 Term AAA Advance (2)	None

Funding Interest in the Mortgages Trust (3)	None

(1)	Holmes Financing (No. 9) PLC is the registrant for the Series 1 Issuer Notes and the Series 2 Issuer Notes.
(2)	Holmes Funding Limited is the registrant for the Term Advances, and has issued those term advances to Holmes Financing (No. 9) PLC. The Term Advances are the primary source of payments on the Series 1 Issuer Notes and the Series 2 Issuer Notes.
(3)	Holmes Trustees Limited is the registrant for the Funding Interest in the Mortgages Trust and is holding the Funding Interest on behalf of Holmes Funding Limited.

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

Yes       No

i

Back to Contents

PRESENTATION OF INFORMATION

This Annual Report on Form 20-F relates to Holmes Financing (No. 9) PLC (the “Issuer”) and the following securities (the “Issuer Notes”), which were issued pursuant to a trust deed dated December 8, 2005 (the “Issuer Trust Deed”), between the Issuer and The Bank of New York, London Branch, as note trustee (the “Note Trustee”):

•	$1,740,000,000 Series 1 Class A Asset Backed Floating Rate Notes Due December 2006
•	$2,175,000,000 Series 2 Class A Asset Backed Floating Rate Notes Due July 2013

This Annual Report on Form 20-F also relates to the following advances made pursuant to the loan confirmation intercompany loan agreement dated December 8, 2005 (the “Intercompany Loan Agreement”), between the Issuer, Holmes Funding Limited (“Funding”), and JPMorgan Chase Bank, London Branch, as security trustee and agent bank:

•	£1,017,901,000 Series 1 Term AAA Advance
•	£1,272,376,000 Series 2 Term AAA Advance

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

Capitalized terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement on Form S-11 relating to the securities (file number 333-117381).

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

Each of the Issuer, Funding and Trustees incorporates by reference and attaches hereto as exhibits the following reports, filed on Form 6-K, which include all financial information relating to the securities that is relevant to holders of the Issuer Notes:

•	Periodic Report for the period from December 9, 2005 to January 9, 2006.

The following document is also incorporated by reference from reports filed on Form 6-K:

•	Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2006.

The following documents are filed as exhibits to this Annual Report on Form 20-F:

•	Report and Accounts for Holmes Financing (No. 9) PLC for the year ended December 31, 2005.

•	Report and Accounts for Holmes Funding Limited for the year ended December 31, 2005.

•	Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2005.

B.	Capitalization and Indebtedness

Not applicable to annual reports on Form 20-F.

C.	Reasons for the Offer and Use of Proceeds

Not applicable to annual reports on Form 20-F.

D.	Risk Factors

The Issuer Notes do not represent an obligation and are not the responsibility of any person other than the Issuer

The Issuer Notes do not represent an obligation and are not the responsibility of any of Abbey National plc or any of its affiliates, Deutsche Bank Securities Inc., Lehman Brothers Inc., or Morgan Stanley & Co. International Limited, or any of their respective affiliates, the other issuers, Trustees, the Note Trustee or any other party to the transaction other than the Issuer.

Back to Contents

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

Funding is not obliged to make payments on the issuer term advances if it does not have enough money to do so, which could adversely affect payments on the Issuer Notes

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

Funding will be obliged to pay principal receipts due to the Issuer under the issuer intercompany loan only to the extent that it has principal receipts available for that purpose after repaying amounts ranking in priority to the Issuer (including repaying certain higher ranking previous term advances under the other intercompany loans).

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

Back to Contents

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

There is no assurance that the subordination rules will protect the holders of class A Issuer notes from all risk of loss

The transaction has been structured in the expectation that each lower numbered series of Issuer Notes will be redeemed before a higher numbered series of Issuer Notes. This means, among other things, that the series 1 Issuer Notes will be redeemed in full prior to the redemption of the series 2 Issuer Notes.

However, there is no assurance that any lower numbered series of Issuer Notes will be redeemed before a higher numbered series of Issuer Notes. Redemption of the Issuer Notes is ultimately dependent on, among other things, repayment and redemptions on the loans and on the term advance rating of the issuer term advances. See “The Issuer Notes do not benefit from the subordination of other note classes.”

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

Back to Contents

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

The order in which Funding pays principal and interest to the Issuer on the issuer term advances and to any new issuer on the new term advances will depend primarily on the designated ratings of those term advances. In general, the term advances with the highest term advance rating will be paid ahead of lower rated term advances, subject to their relative scheduled repayment dates. For example, Funding will pay interest due on the issuer term AAA advances proportionally and equally with the interest due on any new term AAA advances and ahead of payments of interest due on any term advance with a lower term advance rating than AAA. Similarly, Funding will, in general, repay principal amounts due on the issuer term advances and any new term advances in accordance with their respective term advance ratings, subject to their relative scheduled repayment dates. For example, principal repayments due on an issuer term AAA advance generally will be made before principal repayments due on a new term AA advance. This principle is subject to a number of exceptions, however, which are designed primarily to provide some protection that scheduled repayments of principal on the issuer term advances will not materially affect payments of principal on the previous term advances and in turn would not be materially affected by payments of principal on any new term advances.

The term advance ratings designated to the issuer term advances on the closing date will not change even if the ratings assigned to the corresponding classes of Issuer Notes change.

Back to Contents

The current payment and security priorities of the Issuer Notes relative to each other as set out in the Issuer deed of charge and the Issuer cash management agreement will not change as a result of an issue of new notes by a new issuer, because that new issue will be separately documented. However, Funding may be required to repay to a new issuer amounts owing under a new term advance ahead of or in the same order of priority as amounts owing to the Issuer on the issuer term advances, depending on the term advance rating, the scheduled repayment date of that new term advance and certain other rules regarding the repayment of principal by Funding. If this is the case, then the relevant new noteholders will be paid before the relevant current noteholders.

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

The order in which Funding pays principal and interest to the Issuer on the issuer term advances and to the other issuers on the term advances depends primarily on the designated ratings of those term advances. In general, term advances with the highest term advance rating will be paid ahead of lower rated term advances subject to their relative scheduled repayment dates. For example, Funding will pay interest due on the issuer term AAA advances proportionally and equally with the interest due on any previous term AAA advances and ahead of payments of interest due on any term advance with a lower term advance rating than AAA (including, for the avoidance of doubt, any term AA advance, term A advance, term BBB advance or term BB advance). Similarly, Funding will, in general, repay principal amounts due on the issuer term advances and the term advances in accordance with their respective term advance ratings. For example, principal repayments due on an issuer term AAA advance generally will be made before principal repayments due on a previous term AA advance. This principle is subject to a number of exceptions, however, which are designed primarily to provide some protection that scheduled repayments of principal on the issuer term advances will not materially affect payments of principal on the previous term advances and on new term advances and in turn would not be materially affected by payments of principal on the previous term advances and any new term advances.

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

then, the other term AA advances of each series proportionally and equally, until all of those term AA term advances are fully repaid;

then, the other term A advances of each series proportionally and equally, until all of those term A term advances are fully repaid; and

then, the other term BBB advances of each series proportionally and equally, until all of those term BBB term advances are fully repaid.

If an asset trigger event were to occur prior to the final maturity date of the issuer series 1 term AAA advance, as the final interest payment date for the issuer series 1 term AAA advance falls in December 2006 prior to the interest payment date for the other term AAA advances, the issuer series 1 term AAA

Back to Contents

advance may be repaid prior to the other term AAA advances whose repayments will be made pari passu on the next following interest payment date in January 2007.

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

first, the series 1 term AAA advance made by the Issuer until that series 1 term AAA advance is fully repaid;

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

then, in nor order of priority between them but in proportion to the respective amounts due, the series 2 term AAA advance made by the Issuer and the series 4 term AAA advance made by Holmes Financing (No. 1) PLC until all of those term AAA advances are fully repaid;

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

Back to Contents

then, the other term AA advances, in no order of priority between them but in proportion to the respective amounts due, until all of those term AA advances are fully repaid;

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

The Issuer Notes do not benefit from the subordination of other note classes

The issuer has not issued any notes which will be subordinated to the Issuer Notes issued by the issuer.

The Series 1 Issuer Notes and Series 2 Issuer Notes may be subject to risk if the trust property deteriorates

If the loans comprising the trust property do not perform as expected, then the series 1 Issuer Notes and/or series 2 Issuer Notes may not be repaid in full; provided that, following the occurrence of a non-asset trigger event (but prior to enforcement), the Issuer Notes will be redeemed by reference to their final maturity date; and provided further that both following the occurrence of an asset trigger event (but prior to enforcement) and following enforcement of the Issuer security, the Issuer Notes of each series will be repaid according to their respective classes and pro rata within each class, following the occurrence of a non-asset trigger event (but prior to enforcement), the Issuer Notes will be redeemed by reference to their final maturity date; and provided further that both following the occurrence of an asset trigger event (but prior to enforcement) and following enforcement of the Issuer security, the Issuer Notes of each series will be repaid according to their respective classes and pro rata within each class.

Noteholders may be subject to risks relating to exchange rates on the Issuer Notes

Investors will pay for the series 1 Issuer Notes and series 2 Issuer Notes in US dollars, but the issuer term advances to be made by the Issuer to Funding and repayments of principal and payments of interest by Funding to the Issuer under the issuer intercompany loan will be in sterling.

To hedge its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure, on the closing date the Issuer will enter into the issuer dollar currency swaps for the series 1 Issuer Notes and series 2 Issuer Notes with the issuer dollar currency swap providers.

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

Back to Contents

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

Back to Contents

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

Funding will use principal receipts that would have been applied to repay the term advances with the lowest term advance rating to pay interest on those other term advances and senior expenses described in the preceding paragraph where there is a shortfall of monies to pay those amounts. Funding will be obliged to keep a ledger that records any principal applied to pay interest and senior expenses. During the term of the transaction, however, it is expected that any principal deficiencies of this sort will be recouped from subsequent excess revenue receipts and amounts standing to the credit of the first reserve fund.

The revenue receipts and the first reserve fund monies will be applied first to cover any principal deficiency in respect of the term advances with the highest term advance rating (at the closing date, these include the issuer term AAA advances), and then the term advances with the next highest-ranking term advance rating, and so on down to the term advances with the lowest term advance rating.

If there are insufficient funds available because of income or principal deficiencies, then the Issuer may be unable to pay, in full or at all, interest or principal due on the issuer notes.

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

Back to Contents

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

Back to Contents

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

The Consumer Credit Act 2006 (the “CCA 2006”) received the Royal Assent on 30th March 2006. Once implemented the new Act will update and augment the CCA.

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

Back to Contents

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

The officers’ certificate of compliance of the Issuer, executed by two directors of the Issuer is filed as Exhibit 10.2 to this Annual Report on Form 20-F. The certificate of compliance contains a statement that during the period from December 8, 2005 to April 30, 2006, to the best of the knowledge and belief of the signatories, the Issuer has complied with all its obligations contained in the Issuer Trust Deed and each of the Transaction Documents (as defined in the Issuer Trust Deed) to which it is a party. It also contains a statement that as at April 30, 2006, there did not exist and had not existed since December 8, 2005, any Note Event of Default (as defined in the Issuer Trust Deed).

Item 5.	Operating and Financial Review and Prospects

A. Operating Results

Back to Contents

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

Back to Contents

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

Back to Contents

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

C. Markets

The principal trading market for each class of Issuer Notes is the London Stock Exchange. The Issuer Notes have been listed on the London Stock Exchange since December 8, 2005.

Back to Contents

D. Selling Shareholders

Not applicable to annual reports on Form 20-F.

E. Dilution

Not applicable to annual reports on Form 20-F.

F. Expenses of the Issue

Not applicable to annual reports on Form 20-F.

Item 10. Additional Information

A. Share Capital

Not applicable to annual reports on Form 20-F.

B. Memorandum and Articles of Association

Not applicable.

C. Material Contracts

Not applicable other than with respect to contracts relating to the securities, which were described in the Registration Statement on Form S-11 relating to the securities (file number 333-117381).

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

Back to Contents

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

Back to Contents

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

Taxation of returns: other noteholders

Noteholders who are not within the charge to UK corporation tax and who are resident or ordinarily resident in the UK for UK tax purposes or who carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest on the Issuer Notes is received or to which the Issuer Notes are attributable will generally be liable to UK tax on the amount of any interest received in respect of the Issuer Notes. The Issuer Notes will not be qualifying corporate bonds within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992, and therefore a disposal of such an Issuer Note by such a noteholder may give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax.

Back to Contents

A disposal of Issuer Notes by a noteholder who is resident or ordinarily resident in the UK for UK tax purposes or who carries on a trade in the UK through a branch or agency to which the Issuer Notes are attributable may also give rise to a charge to tax on income in respect of an amount representing interest accrued on the Issuer Notes since the preceding payment date. For Issuer Notes which constitute variable rate securities, taxation in respect of such a disposal will be computed on the basis that such amount as H.M. Revenue & Customs considers to be just and reasonable will be treated as accrued income. However, the transferee of a variable rate security will not be entitled to any relief on such amount. All of the Issuer Notes (except the series 1 class A Issuer Notes) will constitute variable rate Issuer Notes for this purpose.

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

United States Taxation

General

The following section summarizes the material federal income tax consequences of the purchase, ownership and disposition of the series 1 Issuer Notes and the series 2 Issuer Notes (the “US Issuer Notes”) that may be relevant to a noteholder that is a “US holder” (as defined later in this section). In general, the summary assumes that a holder acquires a US Issuer Note at original issuance and holds such Note as a capital asset. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US Issuer Notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including dealers in stocks, securities or notional principal contracts; traders in securities electing to mark to market; banks, savings and loan associations and similar financial institutions; taxpayers whose functional currency is other than the US dollar; and taxpayers that hold a US Issuer Note as part of a hedge or straddle or a conversion transaction, within the meaning of section 1258 of the US Internal Revenue Code of 1986, as amended

Back to Contents

(the “Code”). In addition, this summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

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

Back to Contents

US Issuer Notes as debt of Funding

The US Internal Revenue Service could possibly seek to characterize the US Issuer Notes as ownership interests in the issuer series 1 term AAA advance and the issuer series 2 term AAA advance, respectively, rather than as debt of the Issuer. If the US Internal Revenue Service were successful in such a characterization, a US holder of a US Issuer Note would be treated as owning (i) a pro rata share of the related issuer term advance between Funding and the Issuer (“related advance”), which will be treated as debt for US federal income tax purposes and (ii) an interest in the related issuer currency swap. Treasury regulations permit taxpayers meeting certain requirements to integrate a debt instrument and a related currency hedge and to treat them for most tax purposes as if they were a synthetic debt instrument having the terms of the debt instrument and hedge combined. Integrating the related advance and issuer currency swap would create a synthetic debt instrument having the characteristics of the US Issuer Notes and hence would produce largely the same result as if the US Issuer Notes were not recharacterized as debt of Funding.

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

Back to Contents

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Back to Contents

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

The following documents are filed as part of the Annual Report on Form 20-F:

•	Exhibit 1: a copy of the Memorandum and Articles of Association of each of the Issuer, Funding and Trustees is incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-112028).

•	Exhibit 2: instruments defining the rights of the security holders are incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-112028).

•	Exhibit 10.1: Periodic Report for the period from December 9, 2005 to January 9, 2006 (incorporated by reference from the Form 6-K previously filed on January 17, 2006).

•	Exhibit 10.2: Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2006 (incorporated by reference from the Form 6-K previously filed on June 20, 2006).

•	Exhibit 10.3: Report and Accounts for Holmes Financing (No.9) PLC for the year ended December 31, 2005.

•	Exhibit 10.4: Report and Accounts for Holmes Funding Limited for the year ended December 31, 2005.

•	Exhibit 10.5: Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2005.

•	Exhibit 12.1: Certificate pursuant to section 302 of the Sarbanes-Oxley Act 2002.

•	Exhibit 13.1: Certificate pursuant to section 906 of the Sarbanes-Oxley Act 2002.

•	Exhibit 15.1: Servicer compliance statement.

•	Exhibit 15.2: Attestation report of independent accountants.

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

HOLMES FINANCING (NO. 9) PLC

By:	/s/ Martin McDermott

Name: Martin McDermott
Title: Director

Dated: June 27, 2006

Back to Contents

EXHIBIT INDEX

•	Exhibit 1: a copy of the Memorandum and Articles of Association of each of the Issuer, Funding and Trustees is incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-112028).

•	Exhibit 2: instruments defining the rights of the security holders are incorporated by reference from the previously filed Registration Statement on Form S-11 relating to the securities (file number 333-112028).

•	Exhibit 10.1: Periodic Report for the period from December 9, 2005 to January 9, 2006 (incorporated by reference from the Form 6-K previously filed on January 17, 2006).

•	Exhibit 10.2: Certificate Relating to Financial Information pursuant to the Issuer Trust Deed dated April 30, 2006 (incorporated by reference from the Form 6-K previously filed on June 20, 2006).

•	Exhibit 10.3: Report and Accounts for Holmes Financing (No.9) PLC for the year ended December 31, 2005.

•	Exhibit 10.4: Report and Accounts for Holmes Funding Limited for the year ended December 31, 2005.

•	Exhibit 10.5: Report and Accounts for Holmes Trustees Limited for the year ended December 31, 2005.

•	Exhibit 12.1: Certificate pursuant to section 302 of the Sarbanes-Oxley Act 2002.

•	Exhibit 13.1: Certificate pursuant to section 906 of the Sarbanes-Oxley Act 2002.

•	Exhibit 15.1: Servicer compliance statement.

•	Exhibit 15.2: Attestation report of independent accountants.